Filed pursuant to Rule 424(b)(5)
Registration No. 333-192178

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission under the Securities Act of 1933. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 11, 2013

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated November 7, 2013)

66,150,000 Shares

T-Mobile US, Inc.

Common Stock

We are offering 66,150,000 shares of our common stock.

Our common stock is listed on The New York Stock Exchange under the symbol “TMUS.” The last reported sale price of our common stock on the New York Stock Exchange on November 8, 2013 was $27.68 per share.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to T-Mobile US, Inc. (before expenses)	$	$

We have granted the underwriters an option to purchase up to 6,615,000 additional shares of our common stock at the public offering price, less underwriting discounts and commissions, for a period of 30 days after the date of this prospectus supplement.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-13 of this prospectus supplement. You should also consider the risk factors described in the documents incorporated by reference into the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the shares of our common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about             , 2013.

Joint Book-Running Managers

Morgan Stanley	Goldman, Sachs & Co.	J.P. Morgan

Credit Suisse	Deutsche Bank Securities

Co-Manager

Mitsubishi UFJ Securities

The date of this prospectus supplement is                 , 2013.

Prospectus Supplement

Prospectus

About this Prospectus	1
About Us	2
Risk Factors	4
Where You Can Find More Information	5
Information Incorporated by Reference	5
Cautionary Note Regarding Forward-Looking Statements	6
Use of Proceeds	8

Ratio of Earnings to Fixed Charges	9
Description of Debt Securities and Guarantees of Debt Securities	10
Description of Capital Stock	12
Selling Securityholders	19
Plan of Distribution	20
Legal Matters	22
Experts	22

Neither we nor the underwriters have authorized any other person to provide you with information different from that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus or in any free writing prospectus that we may provide to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give. We are offering to sell and are seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as of the date such information is presented regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of shares of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in the accompanying prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement; provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying prospectus or this prospectus supplement—the statement in the document having the later date modifies or supersedes the earlier statement.

As permitted by the rules and regulations of the Securities and Exchange Commission (the “SEC”), the registration statement of which the accompanying prospectus forms a part includes additional information not contained in this prospectus supplement. You may read the registration statement and the other reports we file with the SEC at the SEC’s website or at the SEC’s offices described below under the heading “Where You Can Find More Information.”

You should read this prospectus supplement along with the accompanying prospectus and the documents incorporated by reference carefully before you decide whether to invest. These documents contain important information you should consider when making your investment decision. This prospectus supplement contains information about the securities offered in this offering and may add, update or change information in the accompanying prospectus.

In this prospectus supplement, unless stated otherwise or the context indicates otherwise, references to “T-Mobile,” the “Company,” “our Company,” “we,” “our,” “ours” and “us” refer to T-Mobile US, Inc. together with its consolidated subsidiaries. T-Mobile US, Inc. has no operations separate from its investment in T-Mobile USA, Inc. (“T-Mobile USA”). Accordingly, unless otherwise noted, all of the business and financial information in this prospectus supplement, including the factors identified under “Risk Factors” beginning on page S-13 is presented on a consolidated basis for T-Mobile.

Market data and other statistical information used in this prospectus supplement or the accompanying prospectus or incorporated by reference into this prospectus supplement are based on independent industry publications, government publications, reports by market research firms and other published independent sources. Some data is also based on our good faith estimates, which we derive from our review of internal surveys and independent sources. Although we believe these sources are reliable, we have not independently verified the information. We neither guarantee its accuracy nor undertake a duty to provide or update such data in the future.

This prospectus supplement, the accompanying prospectus or the documents incorporated by reference into this prospectus supplement or the accompanying prospectus may include trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included or incorporated by reference in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference into this prospectus supplement or the accompanying prospectus are the property of their respective owners.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus supplement, the accompanying prospectus, any related free writing prospectus, the documents incorporated by reference and our other public statements include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including information concerning our possible or assumed future results of operations, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipates,” “believes,” “estimates,” “expects,” or similar expressions.

Forward-looking statements are based on current expectations and assumptions which are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. The following important factors, among others, along with the factors identified under “Risk Factors” and the risk factors incorporated by reference herein, could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:

•	adverse conditions in the U.S. and international economies or disruptions to the credit and financial markets;

•	competition in the wireless services market;

•	the ability to complete and realize expected synergies and other benefits of acquisitions;

•	the inability to implement our business strategies or ability to fund our wireless operations, including payment for additional spectrum, network upgrades, and technological advancements;

•	the ability to renew our spectrum licenses on attractive terms or acquire new spectrum licenses;

•	the ability to manage growth in wireless data services including network quality and acquisition of adequate spectrum licenses at reasonable costs and terms;

•	material changes in available technology;

•	the timing, scope and financial impact of our deployment of 4G Long-Term Evolution (“LTE”) technology;

•	the impact on our networks and business from major technology equipment failures;

•	breaches of network or information technology security, natural disasters or terrorist attacks or existing or future litigation and any resulting financial impact not covered by insurance;

•	any changes in the regulatory environments in which we operate, including any increase in restrictions on the ability to operate our networks;

•	any disruption of our key suppliers’ provisioning of products or services;

•	material adverse changes in labor matters, including labor negotiations or additional organizing activity, and any resulting financial and/or operational impact;

•

changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; and

•	changes in tax laws, regulations and existing standards and the resolution of disputes with any taxing jurisdictions.

Additional information concerning these and other risk factors is contained in the section titled “Risk Factors” in this prospectus supplement.

Forward-looking statements in this prospectus supplement, the accompanying prospectus, any related free writing prospectus or the documents incorporated by reference speak only as of the date of this prospectus

S-iii

supplement or the applicable document referred to or incorporated by reference (or such earlier date as may be specified in the applicable document), as applicable, are based on assumptions and expectations as of such dates, and involve risks, uncertainties and assumptions, many of which are beyond our ability to control or predict, including the factors above. You should not place undue reliance on these forward-looking statements. We do not intend to, and do not undertake an obligation to, update these forward-looking statements in the future to reflect future events or circumstances, except as required by applicable securities laws and regulations. For more information, see the section entitled “Where You Can Find More Information.” The results presented for any period may not be reflective of results for any subsequent period.

You should carefully read and consider the cautionary statements contained or referred to in this section in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf, and all future written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statements.

S-iv

SUMMARY

The following summary highlights selected information about us contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before deciding whether to invest in our common stock. You should review this entire prospectus supplement and the accompanying prospectus carefully, including the risks of investing in our common stock described under the heading “Risk Factors” beginning on page S-13 in this prospectus supplement, as well as our consolidated financial statements and notes thereto and other information incorporated by reference in this prospectus supplement and the accompanying prospectus.

OUR COMPANY

T-Mobile is a national provider of mobile communications services capable of reaching over 280 million Americans. Our objective is to be the simpler choice for a better mobile experience. Our intent is to bring this proposition to life across all our brands, including T-Mobile, MetroPCS, and GoSmart, and across our major customer base of retail, wholesale and business (B2B) consumers.

We generate revenue by offering affordable postpaid and prepaid wireless voice, messaging and data services, as well as mobile broadband and wholesale wireless services. We provided service to approximately 45 million customers through our nationwide network as of September 30, 2013. We also generate revenues by offering a wide selection of wireless handsets and accessories, including smartphones, wireless-enabled computers such as notebooks and tablets, and data cards which are manufactured by various suppliers. Our most significant expenses are related to acquiring and retaining customers, maintaining and expanding our network, and compensating employees.

BUSINESS COMBINATION WITH METROPCS

On April 30, 2013, the transactions contemplated by the Business Combination Agreement (the “Business Combination Agreement”), dated October 3, 2012, by and among Deutsche Telekom AG (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a direct wholly-owned subsidiary of Deutsche Telekom (“Global”), T-Mobile Global Holding GmbH, a direct wholly-owned subsidiary of Global (“Holding”), T-Mobile USA, Inc., formerly a direct wholly-owned subsidiary of Holding (“T-Mobile USA”), and T-Mobile US, Inc. (formerly known as MetroPCS Communications, Inc. (“MetroPCS”)) were consummated. We refer to the transactions contemplated by the Business Combination Agreement collectively as the Business Combination Transaction.

Under the terms of the Business Combination Agreement, Deutsche Telekom received approximately 74% of the fully-diluted shares of common stock of the combined company in exchange for its transfer of all of T-Mobile USA’s common stock. This transaction was consummated to provide us with expanded scale, spectrum, and financial resources to compete aggressively with other larger U.S. wireless carriers. The business combination was accounted for as a reverse acquisition with T-Mobile USA as the accounting acquirer. Accordingly, T-Mobile USA’s historical financial statements became the historical financial statements of the combined company.

COMPETITIVE STRENGTHS

We believe the following strengths foster our ability to compete against our principal wireless competitors:

•	Value Leadership in Wireless. We are a leading value-oriented wireless carrier in the United States and the third largest provider of prepaid service plans as measured by subscribers.

•	Spectrum Assets. As of September 30, 2013, we hold licenses for wireless spectrum suitable for wireless broadband mobile services (including both HSPA+ and LTE) covering a population of approximately 280 million people in the United States. As of September 30, 2013, we have an average of approximately 74 MHz of spectrum in the top 100 major metropolitan areas and have an average of approximately 77 MHz of spectrum in the top 25 major metropolitan areas. Our aggregate spectrum position is expected to enable contiguous 20x20 MHz channels for LTE deployment in many major metropolitan areas, which is expected to improve capacity to support our product offerings by increasing the data speeds available to our customers.

•

Advanced Nationwide High-Speed Network. As of September 30, 2013, our LTE network covered a population of approximately 200 million people in the United States. We believe the combination of our spectrum position and advanced network technology will provide us with a high-capacity, high-speed network. Upon completion of the migration of the MetroPCS customer base, we expect to have approximately 55,000 equivalent cell sites, including approximately 1,500 MetroPCS macro sites and certain DAS network nodes retained from the MetroPCS network. Approximately 35,000 sites are planned to be enhanced over three years with multi-mode radios, tower-top electronics, and new antennas. This will allow for more robust coverage in buildings and at the edge of coverage areas and will allow for greater data capacity, which we believe will enhance the customer experience for our subscriber base.

•

Seasoned Executive Leadership. We have a seasoned executive leadership team with significant industry expertise, led by John Legere, our President and Chief Executive Officer. Mr. Legere has over 32 years of experience in the U.S. and global telecommunications and technology industries. J. Braxton Carter, formerly MetroPCS’ Vice Chairman and Chief Financial Officer, serves as our Chief Financial Officer. Our board of directors includes current and former executives of AT&T, Dell, Rockwell International Corporation and Madison Dearborn Partners, LLC, and brings extensive experience in operations, finance, governance and corporate strategy.

BUSINESS STRATEGY

We continue to aggressively pursue our strategy to reposition T-Mobile and return the Company to growth. Our strategy focuses on the following elements:

•

Un-carrier Value Proposition. We plan to extend our position as the leader in delivering distinctive value for consumers in all customer segments. We believe the launches of Un-carrier phases 1 and 2 have been successful, as evidenced by our strong customer growth momentum. Simple Choice plans, launched in March 2013 as phase 1 of our Un-carrier value proposition, eliminate annual service contracts and provide customers with affordable rate plans without the complexity of caps and overage charges. Customers on Simple Choice plans can purchase the most popular smartphones and if qualified, pay for them in affordable interest-free monthly installments. Modernization of the network and introduction of the Apple® iPhone® in the second quarter of 2013 further repositioned T-Mobile as a provider of dependable high-speed service with a full range of desirable handsets and devices. In July 2013, we announced phase 2 of our Un-carrier value proposition, JUMP!TM, which enables participating subscribers to upgrade their eligible handset up to twice a year upon completion of an initial six-month enrollment period. In October 2013, we unveiled phase 3 of our Un-carrier value proposition, which provides our customers reduced United States to International calling rates and roaming fees, and free data roaming while traveling abroad in over 100 countries. In addition, in November 2013, we began to offer the Apple® iPad® Air and iPad® mini.

•

Network Modernization. We are currently in the process of rapidly upgrading our network to modernize the 4G network, improve coverage, align spectrum bands with other key players in the U.S. market and deploy nationwide 4G LTE services in 2013. The timing of the launch of 4G LTE allows us to take advantage of the latest and most advanced 4G LTE technology infrastructure, improving the overall capacity and performance of our 4G network, while optimizing spectrum resources. In October 2013, we announced that we have exceeded our 2013 targets for 4G LTE network coverage, by delivering 4G LTE to more than 200 million people in 254 metro areas and a goal to deploy 10+ 10 MHz 4G LTE in 24 of the Top 25 metro areas by year end (and 40 of the Top 50 metro areas). Additionally, the migration of MetroPCS brand legacy CDMA customers onto T-Mobile’s 4G HSPA+ and LTE network is ahead of schedule, providing faster network performance for MetroPCS customers with compatible handsets. We expect the migration to be complete by the end of 2015.

•

Multi-segment Focus. We plan to continue to operate in multiple customer market segments to accelerate growth. The addition of the flagship MetroPCS brand to the T-Mobile portfolio increased our ability to serve the full breadth of the wireless market. We expect to continue to accelerate the growth of the MetroPCS brand by expanding into new geographic regions, through the end of 2013 and continuing through 2014. Recently, we introduced the Simple Choice value proposition to our prepaid and B2B customers as well, so that prepaid customers and businesses can leverage the benefits of the Simple Choice plans. Additionally, we expect to continue to expand our wholesale business through MVNOs and other wholesale relationships where our spectrum depth, available network capacity and GSM technology base help secure profitable wholesale customers.

•

Aligned Cost Structure. We continue to pursue a low-cost business operating model to drive cost savings, which can be reinvested in the business. These cost programs are on-going as we continue to work to simplify our business and drive operational efficiencies and cost savings in areas such as network optimization, customer roaming, customer service, improved customer collection rates and better management of customer acquisition and retention costs. A portion of savings have been, and will continue to be, reinvested into customer acquisition programs.

RECENT DEVELOPMENTS

On October 16, 2013, we completed a secondary public offering of $5.6 billion in aggregate principal amount of senior debt securities of T-Mobile USA and related guarantees previously owned by Deutsche Telekom, pursuant to an underwriting agreement among T-Mobile US, Inc., T-Mobile USA, certain subsidiaries of T-Mobile USA, Deutsche Telekom and Deutsche Bank Securities Inc., as representative of the several underwriters. We did not receive any proceeds from this offering.

In October 2013, we purchased 10 MHz of AWS spectrum from U.S. Cellular for $308 million in cash. The spectrum covers a total of 32 million people in 29 markets. The transaction further enhances our portfolio of nationwide broadband spectrum and enables the expansion of LTE coverage to new markets.

On November 7, 2013, we filed a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), using the “shelf” registration process. This shelf registration statement allows us to offer and sell not only our common stock, but also other debt or equity securities of the Company and certain subsidiaries in one or more offerings, as further described in the accompanying prospectus. In addition to the offering of shares of our common stock described in this prospectus supplement, on an opportunistic basis we may seek to raise (immediately or from time to time) additional capital through the offering of debt or equity securities in amounts that may be significant, subject to market conditions.

CORPORATE INFORMATION

Our corporate headquarters and principal executive offices are located at 12920 SE 38th Street, Bellevue, Washington 98006. Our telephone number is (425) 378-4000. We maintain a website at www.t-mobile.com where our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports are available without charge, as soon as reasonably practicable following the time they are filed with or furnished to the SEC. The information on or accessible through our website is not incorporated into or part of this prospectus supplement.

This prospectus supplement and the accompanying prospectus may include trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included in this prospectus supplement and the accompanying prospectus are the property of their respective owners.

THE OFFERING

Issuer	T-Mobile US, Inc.

Common stock offered in this offering	66,150,000 shares

Common stock to be outstanding immediately after this offering	794,294,401 shares (800,909,401 shares if the underwriters exercise in full their option to purchase additional shares)

Use of Proceeds	We expect to use the net proceeds from this offering for general corporate purposes, including capital investments and acquisition of additional spectrum. See “Use of Proceeds.”

New York Stock Exchange Symbol	“TMUS”

Risk Factors

You should consider carefully all of the information set forth in this prospectus supplement and the accompanying prospectus and, in particular, you should carefully evaluate the specific factors under “Risk Factors” beginning on page S-13 of this prospectus supplement and those risk factors incorporated by reference herein.

The number of shares to be outstanding after this offering is based on 728,144,401 shares outstanding as of September 30, 2013, and excludes as of that date:

•

8,200,306 shares of our common stock issuable upon the exercise of options outstanding as of September 30, 2013 to purchase shares of our common stock at a weighted-average exercise price of $25.59 per share;

•	23,604,673 shares of our common stock issuable upon vesting of restricted stock units, or RSUs, and performance stock units, or PSUs, outstanding as of September 30, 2013; and

•	40 million shares of our common stock available for future issuance under our 2013 Omnibus Incentive Plan.

Except as otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriters of their option to purchase additional shares of our common stock.

SUMMARY PRO FORMA FINANCIAL INFORMATION AND OPERATING DATA

The following unaudited pro forma condensed combined financial information presents the unaudited pro forma condensed combined statements of operations based upon the combined historical financial statements of T-Mobile and MetroPCS, after giving effect to the Business Combination Transaction between T-Mobile USA and MetroPCS as of January 1, 2012, the beginning of the earliest period presented, and necessary adjustments. In accordance with Article 11 of Regulation S-X, a pro forma balance sheet is not required as the transaction has already been reflected in the unaudited September 30, 2013 balance sheet of the Company. For further information see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma condensed combined financial information that follows is provided for informational purposes only and is not intended to represent or be indicative of the combined results of operations that would have occurred if the Business Combination Transaction had been completed as of the date set forth above, nor is it indicative of the future results of the combined company. In connection with the pro forma financial information, the Company allocated the preliminary purchase price using its best estimates of fair value. The pro forma acquisition price adjustments are preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed. The unaudited pro forma condensed combined financial information also does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the Business Combination Transaction or any integration costs. Furthermore, the unaudited pro forma condensed combined statements of operations do not include certain nonrecurring charges and the related tax effects which may result directly from the transaction.

	For the nine months ended September 30, 2013	For the twelve months ended December 31, 2012
	(in millions, except share and per share amounts)
Statement of Operations Data
Revenues:
Total revenues	$19,331	$24,941
Operating expenses:
Network costs	4,349	5,978
Cost of equipment sales	5,362	4,855
Selling, general and administrative	5,552	7,734
Depreciation and amortization	2,856	3,996
Impairment charges on goodwill and spectrum licenses	—	8,134
Other, net	104	(90)

Total operating expenses	18,223	30,607

Operating income (loss)	1,108	(5,666)
Other (expense) income:
Other expense, net	(888)	(1,052)

Total other expense, net	(888)	(1,052)

Income (loss) before income taxes	220	(6,718)

Income tax expense	(163)	(436)

Net income (loss)	$57	$(7,154)

Net income (loss) per common share:
Basic	$0.08	$(9.95)

Diluted	$0.08	$(9.95)

Weighted average shares:
Basic	723,375,190	719,221,158

Diluted	726,975,914	719,221,158

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth selected consolidated financial data for the Company. The data should be read in conjunction with our audited consolidated financial statements and related notes for the three years ended December 31, 2012, 2011 and 2010, filed as Exhibit 99.1 to our Current Report on Form 8-K filed on June 18, 2013, and our condensed consolidated financial statements and related notes for the nine months ended September 30, 2013 and 2012 contained in our Quarterly Report on Form 10-Q filed on November 7, 2013. The information set forth below also should be read in conjunction with the complete historical financial statements and related notes of the Company, which are incorporated by reference in this prospectus supplement, as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Exhibit 99.1 to our Form 8-K/A filed on May 8, 2013 and our subsequent Forms 10-Q, each of which is incorporated by reference into this prospectus supplement.

Our historical financial data may not be indicative of the results of operations or financial position to be expected in the future.

	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(in millions, except share and per share amounts)
Revenues:
Service revenues	$13,899	$13,086	$17,213	$18,481	$18,733
Equipment sales	3,452	1,524	2,242	1,901	2,404
Other revenues	242	200	264	236	210

Total revenues	17,593	14,810	19,719	20,618	21,347
Operating expenses:
Network costs	3,880	3,515	4,661	4,952	4,895
Cost of equipment sales	4,837	2,456	3,437	3,646	4,237
Customer acquisition	2,804	2,323	3,286	3,185	3,205
General and administrative	2,482	2,681	3,510	3,543	3,535
Depreciation and amortization	2,630	2,391	3,187	2,982	2,773
Impairment charges	—	8,134	8,134	6,420	—
MetroPCS transaction-related costs	51	—	—	—	—
Restructuring costs	54	90	85	—	—
Other, net	(2)	(136)	(184)	169	(3)

Total operating expenses	16,736	21,454	26,116	24,897	18,642

Operating income (loss)	857	(6,644)	(6,397)	(4,279)	2,705
Other income (expense)
Interest expense to affiliates	(586)	(487)	(661)	(670)	(556)
Interest expense	(311)	—	—	—	—
Interest income	125	53	77	25	14
Other income (expense), net	105	22	(5)	(10)	16

Total other expense, net	(667)	(412)	(589)	(655)	(526)

Income (loss) before income taxes	190	(7,056)	(6,986)	(4,934)	2,179
Income tax (expense) benefit	(135)	(272)	(350)	216	(822)

Net (loss) income including non-controlling interests	55	(7,328)	(7,336)	(4,718)	1,357
Net income attributable to non-controlling interest	—	—	—	—	(3)

Net (loss) income	$55	$(7,328)	$(7,336)	$(4,718)	$1,354

	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(in millions, except share and per share amounts)
Net income (loss) per common share:
Basic	$0.09	$(13.69)	$(13.70)	$(8.81)	$2.53

Diluted	$0.09	$(13.69)	$(13.70)	$(8.81)	$2.53

Weighted average shares:
Basic	642,957,645	535,286,077	535,286,077	535,286,077	535,286,077

Diluted	645,520,524	535,286,077	535,286,077	535,286,077	535,286,077

	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(dollars in millions, customers in thousands)
Other Financial Data:
Net cash provided by operating activities	$2,541	$2,707	$3,862	$4,980	$4,905
Net cash provided by (used in) investing activities	(868)	(2,667)	(3,915)	(4,699)	(5,126)
Net cash provided by (used in) financing activities	298	—	57	—	123
Consolidated Operating Data:
Customers (at period end)	45,039	33,327	33,389	33,185	33,734
Adjusted EBITDA(1)	3,646	3,838	4,886	5,310	5,478
Adjusted EBITDA as a percentage of service revenues(2)	26%	29%	28%	29%	29%
Capital Expenditures(3)	$3,143	$2,003	$2,901	$2,729	$2,819

	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010
Average monthly churn (Branded)(4)	3.1%	3.1%	3.2%	3.3%	3.2%
Average monthly churn (Branded Postpaid)(4)	1.8	2.3	2.4	2.7	2.4
Average monthly churn (Branded Prepaid)(4)	5.5	6.2	6.4	6.7	7.6
Average revenue per user (Branded ARPU)(5)	$46.60	$51.26	$50.81	$52.22	$49.90
Average revenue per user (Branded Postpaid ARPU)(5)	53.27	57.21	56.79	57.56	54.78
Average revenue per user (Branded Prepaid ARPU)(5)	34.02	26.55	26.85	24.27	24.18
Branded cost per gross addition (Branded CPGA)(6)	322	388	394	424	409
Branded cost per user (Branded CPU)(7)	26	28	28	28	26

	As of September 30,	As of December 31,
	2013	2012	2011
	(in millions)
Balance Sheet Data:
Current assets	$7,964	$5,541	$6,602
Property and equipment, net	15,370	12,807	12,703
Goodwill, spectrum licenses and other intangible assets, net	21,394	14,629	21,009
Other assets	1,039	645	295
Total assets	45,767	33,622	40,609
Current liabilities	5,514	5,592	4,504
Long-term payables to affiliates	11,200	13,655	15,049
Long-term debt	6,761	—	—
Long-term financial obligation	2,488	2,461	—
Other long-term liabilities	7,389	5,799	5,271
Stockholders’ equity	12,415	6,115	15,785

(1)	Adjusted EBITDA is a non-GAAP financial measure utilized by our management to monitor the financial performance of our operations. This measurement, together with GAAP measures such as revenue and operating income, assists management in its decision-making process related to the operation of the business. We use Adjusted EBITDA internally as a metric to evaluate and compensate our personnel and management for their performance, and as a benchmark to evaluate our operating performance in comparison to our competitors. Management also uses Adjusted EBITDA to measure, from period-to-period, our ability to provide cash flows to meet future debt services, capital expenditures and working capital requirements and fund future growth.

We believe that analysts and investors use Adjusted EBITDA as a supplemental measure to evaluate our overall operating performance and that this metric facilitates comparisons with other wireless communications companies. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for income from operations, net income, or any other measure of financial performance reported in accordance with GAAP. Adjusted EBITDA is calculated by adding back interest expense (net of interest income), taxes, depreciation and amortization expense, impairment charges, restructuring costs, other income and (expense), net, and other transactions that are not reflective of our ongoing operating performance to net income.

The following table reconciles Adjusted EBITDA to net (loss) income which we consider to be the most directly comparable GAAP financial measure to Adjusted EBITDA.

	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010
	(in millions)
Calculation of Adjusted EBITDA:
Net income (loss)	$55	$(7,328)	$(7,336)	$(4,718)	$1,357
Adjustments:
Interest expense to affiliates	586	487	661	670	556
Interest expense	311	—	—	—	—
Interest income	(125)	(53)	(77)	(25)	(14)
Other (income) expense, net	(105)	(22)	5	10	(16)
Income tax expense (benefit)	135	272	350	(216)	822

Operating (loss) income	857	(6,644)	(6,397)	(4,279)	2,705

Depreciation and amortization	2,630	2,391	3,187	2,982	2,773
Impairment charges	—	8,134	8,134	6,420	—
MetroPCS transaction-related costs	51	—	—	—	—
Restructuring costs	54	90	85	—	—
Stock-based compensation	54	—	—	—	—
Other, net(a)	—	(133)	(123)	187	—

Adjusted EBITDA	$3,646	$3,838	$4,886	$5,310	$5,478

(a)	Other, net of $133 million and $123 million for the nine months ended September 30, 2012 and year ended December 31, 2012, respectively, primarily related to a net gain from a spectrum transaction. Other, net for the year ended December 31, 2011 represents AT&T transaction-related costs incurred from the terminated AT&T acquisition of T-Mobile USA. Other, net transactions may not agree in total to the other, net classification in the Consolidated Statements of Operations and Comprehensive Income (Loss) due to certain routine operating activities, such as insignificant routine spectrum license exchanges that would be expected to reoccur, and are therefore not excluded from Adjusted EBITDA.
(2)	Adjusted EBITDA as a percentage of service revenues is calculated by dividing Adjusted EBITDA by total service revenues.
(3)	Capital expenditures consist of amounts paid for construction and purchase of property and equipment.
(4)	Branded churn is defined as the number of branded customers whose service was discontinued, expressed as a rounded monthly percentage of the average number of branded customers during the specified period. T-Mobile believes that churn, which is a measure of customer retention and loyalty, provides relevant and useful information and is used by management to evaluate the operating performance of our business.
(5)

ARPU represents the average monthly service revenue earned from customers. Branded ARPU is calculated by dividing service revenues from branded customers for the specified period by the average branded customers during the period, and further dividing by the number of months in the period. Branded postpaid ARPU is calculated by dividing branded postpaid service revenues for the specified period by the average branded postpaid customers during the period, and further dividing by the number of months in the period. Branded prepaid ARPU is calculated by dividing branded prepaid service revenues for the specified period by the average branded prepaid customers during the period, and further dividing by the number of months in the period. T-Mobile believes ARPU provides management with useful information to evaluate the service revenues generated from our customer base. The following tables illustrate the calculation of ARPU and reconcile ARPU to related service revenues, which we consider to be the most directly comparable GAAP financial measure to ARPU.

	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010
Calculation of Average Revenue Per Branded Customer (Branded ARPU):
Branded service revenues (in millions)	$13,188	$12,346	$16,236	$17,537	$17,922
Divided by: Average number of branded customers (in thousands) and number of months in period	31,447	26,763	26,631	27,984	29,929

Branded ARPU	$46.60	$51.26	$50.81	$52.22	$49.90

	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010
Calculation of Average Revenue Per Branded Postpaid Customer (Branded Postpaid ARPU):
Branded postpaid service revenues (in millions)	$9,849	$11,105	$14,521	$16,230	$16,538
Divided by: Average number of branded postpaid customers (in thousands) and number of months in period	20,542	21,567	21,306	23,496	25,159

Branded Postpaid ARPU	$53.27	$57.21	$56.79	$57.56	$54.78

	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010
Calculation of Average Revenue Per Branded Prepaid Customer (Branded Prepaid ARPU):
Branded prepaid service revenues (in millions)	$3,339	$1,241	$1,715	$1,307	$1,384
Divided by: Average number of branded prepaid customers (in thousands) and number of months in period	10,905	5,196	5,325	4,488	4,770

Branded Prepaid ARPU	$34.02	$26.55	$26.85	$24.27	$24.18

(6)	Branded Cost Per Gross Addition (“Branded CPGA”) is determined by dividing the costs of acquiring new customers, consisting of customer acquisition expenses plus the subsidy loss related to acquiring new customers for the specified period, by gross branded customer additions during the period. The subsidy loss related to acquiring new customers consists primarily of the excess of handset and accessory costs over related revenues incurred to acquire new customers. Additionally, the equipment subsidy loss associated with retaining existing customers, is excluded from this measure as Branded CPGA is intended to reflect only the acquisition costs to acquire new customers.

T-Mobile utilizes Branded CPGA to assess the initial capital invested in customers and determine the number of months to recover customer acquisition costs. This measure also allows T-Mobile to compare average acquisition costs per new customer to those of other wireless telecommunications providers, although other providers may calculate this measure differently. Equipment sales related to new customers are deducted from customer acquisition expenses in this calculation as they represent amounts paid by customers at the time their service is activated that reduce the acquisition cost of those customers. Additionally, equipment costs associated with retaining existing customers are excluded as this measure is intended to reflect only the acquisition costs related to new customers. The following table reconciles total costs used in the calculation of Branded CPGA to customer acquisition expenses, which T-Mobile considers to be the most directly comparable GAAP financial measure to Branded CPGA.

	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010
Calculation of Branded Cost Per Gross Addition (Branded CPGA):
Customer acquisition expenses	$2,804	$2,323	$3,286	$3,185	$3,205
Plus: Subsidy loss
Equipment sales	(3,452)	(1,524)	(2,242)	(1,901)	(2,404)
Cost of equipment sales	4,837	2,456	3,437	3,646	4,237

Total subsidy loss	1,385	932	1,195	1,745	1,833
Less: Subsidy loss unrelated to customer acquisition	(972)	(663)	(903)	(1,014)	(926)

Subsidy loss related to customer acquisition	413	269	292	731	907

Costs of acquiring new branded customers	3,217	2,592	3,578	3,916	4,112

Divided by: Gross branded customer additions (in thousands)	9,990	6,684	9,083	9,234	10,057

Branded CPGA	$332	$388	$394	$424	$409

(7)	Branded Cost Per User (“Branded CPU”) is determined by dividing network costs and general and administrative expenses plus the subsidy loss unrelated to customer acquisition, by the sum of the average monthly number of branded customers during such period. Additionally, the cost of serving customers includes the costs of providing handset insurance services.

T-Mobile utilizes Branded CPU as a tool to evaluate the non-acquisition related cash expenses associated with ongoing business operations on a per customer basis, to track changes in these non-acquisition related cash costs over time, and to help evaluate how changes in business operations affect non-acquisition related cash costs per customer. In addition, Branded CPU provides management with a useful measure to compare non-acquisition related cash costs per customer with those of other wireless telecommunications providers. The following table reconciles total costs used in the calculation of Branded CPU to network costs, which T-Mobile considers to be the most directly comparable GAAP financial measure to Branded CPU.

	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010
Calculation of Branded Cost Per Customer (Branded CPU):
Network costs	$3,880	$3,515	$4,661	$4,952	$4,895
Plus: General and administrative expense	2,482	2,681	3,510	3,543	3,535
Plus: Subsidy loss unrelated to customer acquisition	972	663	903	1,014	926

Total cost of serving customers	7,334	6,859	9,074	9,509	9,356
Divided by: Average number of branded customers (in thousands)	31,447	26,763	26,631	27,984	29,929

Branded CPU	$26	$28	$28	$28	$26

NON-GAAP FINANCIAL MEASURES

In managing our business and assessing financial performance, we supplement the information provided by financial statement measures prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America (“GAAP measures”), such as operating income (loss), with non-GAAP measures, including Adjusted EBITDA, Branded Cost Per Gross Addition (“Branded CPGA”) and Branded Cost Per User (“Branded CPU”), which measure the financial performance of operations, and several customer focused performance metrics that are widely used in the wireless communications industry. Branded CPGA, Branded CPU and Adjusted EBITDA are utilized by our management to evaluate our operating performance, and in the case of Adjusted EBITDA, our ability to meet liquidity requirements. In addition to metrics involving the numbers of customers, these metrics also include measures related to Average Revenue Per User (“ARPU”), which measures service revenue per customer, and churn, which measures turnover in our customer base.

A non-GAAP financial measure is defined as a numerical measure of a company’s financial performance that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the comparable measure calculated and presented in accordance with GAAP in the statement of income or statement of cash flows, or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented.

We believe these measures are important in understanding the performance of operations from period to period, and that these measures, which are common in the wireless industry, facilitate key operating performance comparisons with other companies in the wireless industry. However, we caution investors that our presentations of these measures may not be comparable to similar measures as disclosed by other issuers, because other companies in the wireless industry may calculate these measures differently. Because of these limitations, investors should consider these non-GAAP measures alongside other performance measures and liquidity measures, including our GAAP measures, as well as the reconciliations of the impact of the components adjusted for in the non-GAAP financial measures.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Prior to making a decision about investing in our common stock, you should carefully consider the following risks and uncertainties. If any of the risks described in this prospectus supplement or accompanying prospectus, or the risks described in any documents incorporated by reference in this prospectus supplement or the accompanying prospectus, actually occur, our business, prospects, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and the Wireless Industry

Increasing competition for wireless customers could adversely affect our operating results.

We have multiple wireless competitors in each of our service areas, some of which have greater resources than us, and compete for customers based principally on service/device offerings, price, call quality, data use experience, coverage area, and customer service. In addition, we are facing growing competition from providers offering services using alternative wireless technologies and IP-based networks, as well as traditional wireline networks. We expect market saturation to continue to cause the wireless industry’s customer growth rate to be moderate in comparison with historical growth rates or possibly negative, leading to increased competition for customers. We also expect that our customers’ growing demand for data services will place constraints on our network capacity. This competition and our capacity issues will continue to put pressure on pricing and margins as companies compete for potential customers. Our ability to respond will depend on, among other things, continued absolute and relative improvement in network quality and customer services, effective marketing and selling of products and services, attractive pricing, and cost management, all of which will involve significant expenses.

Consolidation in the wireless industry through mergers, acquisitions and joint ventures could create increased competition.

Joint ventures, mergers, acquisitions and strategic alliances in the wireless industry have resulted in and are expected to result in larger competitors competing for a limited number of customers. The two largest national wireless broadband mobile carriers currently serve a significant percentage of all wireless customers, and hold significant spectrum and other resources. Our largest competitors may be able to enter into exclusive handset or content arrangements, execute pervasive advertising and marketing campaigns, or otherwise improve their cost position relative to ours. In addition, the refusal of our large competitors to provide critical access to resources and inputs, such as roaming services on reasonable terms, may improve their position within the wireless broadband mobile services industry. These factors, together with the effects of the increasing aggregate penetration of wireless services in all metropolitan areas, and the ability of our larger competitors to use resources to build out their networks and to quickly deploy advanced technologies, which have made it more difficult for smaller carriers like us to attract and retain customers, may adversely affect our competitive position and ability to grow, which would have a material adverse effect on our business, financial condition, and operating results.

The failure to successfully integrate the T-Mobile and MetroPCS businesses in the expected time frame could adversely affect our future operating results. Many of the anticipated benefits of the combination may not be realized for a significant period of time, if at all.

Our success will depend, in large part, on our ability to realize the anticipated benefits, including projected synergies and cost savings, from combining the T-Mobile business with the MetroPCS business. This integration will be complex, time-consuming, require significant capital expenditures, and may divert management’s time and attention from the business. The failure to successfully integrate and manage the challenges presented by the integration process may prevent us from achieving the anticipated benefits of the business combination of T-Mobile and MetroPCS and have a material adverse effect on our business, financial condition and operating results.

Potential difficulties in the integration process include, among others, the following:

•	unexpected costs incurred in integrating the T-Mobile and MetroPCS businesses or inability to achieve the cost savings anticipated to result from the business combination;

•

migrating customers from the legacy MetroPCS network to our global system for mobile communications, which we refer to as GSM, evolved high speed packet access, which we refer to as HSPA+, and LTE networks;

•	decommissioning the legacy MetroPCS network;

•	integrating existing back office and customer facing information and billing systems, cell sites and network infrastructure, customer service programs, and distributed antenna systems;

•	combining or coordinating product and service offerings, subscriber plans, customer services, and sales and marketing approaches;

•

addressing the effects of the business combination on our business and the previously established relationships between each of T-Mobile and MetroPCS and their employees, customers, suppliers, content providers, distributors, dealers, retailers, regulators, affiliates, joint venture partners, and the communities in which they operated; and

•	difficulties in consolidating and preparing the Company’s financial statements, or having to restate the financial statements of the Company.

Many of the anticipated synergies are not expected to occur for a significant time period and will require substantial capital expenditures in the near term to be fully realized. Even if we are able to integrate the two businesses successfully, we may not realize the full anticipated benefits of the merger, including anticipated synergies expected from the integration, or achieve such benefits within the anticipated time frame or at all.

If we are unable to attract and retain wireless subscribers our financial performance will be impaired.

Customer demand for our products and services is impacted by numerous factors including, but not limited to, our service offerings, pricing, network performance, customer perceptions, competitive offers, sales and distribution channels, economic conditions and customer service. Managing these factors, and customers’ expectations of these factors, is essential in attracting and retaining customers.

We continuously incur capital expenditures and operating expenses in order to improve and enhance our products, services, applications, and content to remain competitive and to keep up with our customer demand. If we fail to improve and enhance our products and services or expand the capacity of, or make upgrades to, our network to remain competitive, or if we fail to keep up with customer demand, including by maintaining access to desired handsets, content and features, our ability to attract and retain customers would be adversely affected. In particular, our gross new subscriber activations may decrease and our subscriber churn may increase, leaving us unable to meet the assumptions of our business plan. Even if we effectively manage the factors listed above that are within our control, there can be no assurance that our existing customers will not switch to another wireless provider or that we will be able to attract new customers. There would be a material adverse impact on our business, financial condition, and operating results if we are unable to grow our customer base at the levels we project, or achieve the aggregate levels of customer penetration that we currently believe are possible with our business model.

We no longer require consumers to sign annual service contracts for post-paid services and offer consumers equipment financing, and this strategy may not succeed in the long term.

With the launch of our ‘Simple Choice Plans’, we no longer require consumers to sign annual service contracts to obtain post-paid service, while offering Equipment Installment Plans (“EIPs”) to permit customers to finance handsets which they purchase from us. While we anticipate that we will continue to employ similar “Un-carrier” tactics as part of our business strategy, our service plans and EIP offerings may not meet our customers’ or potential customers’ needs, expectations, or demands. In addition, with this reduction in long-term service contracts, our customers may have residual commitments to us for device financing, but can discontinue their service at any time without penalty or advance notice to us. We cannot assure you that our strategies to address customer churn will be successful. In addition, we may not be able to profitably replace customers who leave our service or replace them at all. We could experience reduced revenues and increased marketing costs to attract replacement customers if we experience a churn rate higher than we expect, which could reduce our profit margin and profitability. Our operational and financial performance may be adversely affected if we are unable to grow our customer base and achieve the customer penetration levels that we anticipate with this business model.

Certain retail customers have the option to pay for their devices in installments over a period of up to 24 months under our EIP. These EIP offerings subject us to increased risks relating to consumer credit issues, which could result in increases to our bad debt expense and potential write-offs of account balances under the EIPs. These arrangements may be particularly sensitive to changes in general economic conditions, as discussed below, and any declines in the credit quality of our customer base could have a material adverse effect on our operating results and financial condition.

We record EIP bad debt expense based on an estimate of the percentage of equipment revenue that will not be collected. This estimate is based on a number of factors including historical write-off experience, credit quality of the customer base, and other factors such as macro-economic conditions. We monitor the aging of our EIP receivables and write-off account balances if collection efforts are unsuccessful and future collection is unlikely based on customer credit ratings and the length of time from the original billing date. Equipment sales that are not reasonably assured to be collectible are recorded on a cash basis as payments are received.

If we are unable to take advantage of technological developments on a timely basis, then we may experience a decline in demand for our services or face challenges in implementing our business strategy.

In order to grow and remain competitive, we will need to adapt to future changes in technology, enhance our existing offerings, and introduce new offerings to address our current and potential customers’ changing demands. For example, we are in the process of transforming and upgrading our network to be the first in the United States to deploy LTE Release 10 and the first to use multimode integrated radios that can handle GSM, HSPA+ and LTE. As part of the network upgrade, we will install new equipment in approximately 35,000 cell sites and refarm our Personal Communications Service in the personal communications services (“PCS”) 1900 MHz spectrum band from second generation GSM services to HSPA+. Modernizing the network is subject to risk from equipment changes, refarming of spectrum, and migration of customers from existing spectrum bands. Scheduling and supplier delays, unexpected or increased costs, technological constraints, regulatory permitting issues, subscriber dissatisfaction, and other risks could cause delays in launching the new network, which could result in significant costs, or reduce the anticipated benefits of the upgrades. In addition, we recently entered into an agreement with Apple, Inc. to carry the iPhone 5 and other Apple products. This new agreement may result in a decrease in free cash flow, and there is no assurance that the agreement will be economically advantageous for us in the long-term.

In general, the development of new services in the wireless telecommunications industry will require us to anticipate and respond to the continuously changing demands of our customers, which we may not be able to do accurately or timely. We could experience a material adverse effect on our business, operations, financial position, and operating results if our new services fail to retain or gain acceptance in the marketplace or if costs associated with these services are higher than anticipated.

The scarcity and cost of additional wireless spectrum, and regulations relating to spectrum use, may adversely affect our business strategy and financial planning.

Based on industry trends, we believe that the average data usage of our customers will continue to rise. Therefore, at some point in the future we will need to acquire additional spectrum in order to continue our customer growth, expand into new areas, maintain our quality of service, meet increasing customer demands, and deploy new technologies. We will be at a competitive disadvantage and possibly experience erosion in the quality of service in certain areas if we fail to gain access to necessary spectrum before reaching capacity, especially below 1 GHz—low band spectrum.

The continued interest in, and aggregation of, spectrum by the largest national carriers may reduce our ability to acquire spectrum from other carriers or otherwise negatively impact our ability to gain access to spectrum through other means. As a result, we may need to acquire spectrum through government auctions and/or enter into spectrum sharing arrangements, which are subject to certain risks and uncertainties. For example, the Federal Communications Commission, or FCC, has encountered significant challenges in making additional spectrum available, which has created uncertainty about the timing and availability of spectrum through government auctions.

In addition, the FCC may impose conditions on the use of new wireless broadband mobile spectrum, including new restrictions or rules governing the use or access to current or future spectrum. This could increase pressure on capacity. Additional conditions that may be imposed by the FCC include more stringent build-out requirements, limited renewal rights, clearing obligations, or open access or net neutrality requirements that may make it less attractive or less economical to acquire spectrum. The FCC has a pending notice of proposed rulemaking to examine whether the current spectrum screen used in acquisitions of spectrum should be changed or whether a spectrum cap should be imposed. In addition, rules may be established for future government spectrum auctions that may negatively impact our ability to obtain spectrum economically or in appropriate configurations or coverage areas.

If we cannot acquire needed spectrum from the government or otherwise, if new or existing competitors acquire spectrum that will allow them to provide services competitive with our services, or if we cannot deploy services on a timely basis without burdensome conditions, at adequate cost, and while maintaining network quality levels, then our ability to attract and retain customers and our associated financial performance could be materially adversely affected.

Economic and market conditions may adversely affect our business and financial performance, as well as our access to financing on favorable terms or at all.

Our business and financial performance are sensitive to changes in general economic conditions, including changes in interest rates, consumer credit conditions, consumer debt levels, consumer confidence, rates of inflation (or concerns about deflation), unemployment rates, energy costs and other macro-economic factors. Market and economic conditions have been unprecedented and challenging in recent years. Continued concerns about the systemic impact of a long-term downturn, high underemployment and unemployment, high energy costs, the availability and cost of credit and unstable housing and credit markets have contributed to increased market volatility and economic uncertainty.

Continued or renewed market turbulence and weak economic conditions may materially adversely affect our business and financial performance in a number of ways. Our services are available to a broad customer base, a significant segment of which may be more vulnerable to weak economic conditions. We may have greater difficulty in gaining new customers within this segment and existing customers may be more likely to terminate service due to an inability to pay. Competing for customers within this segment also puts pressure on our pricing structure and margins. In addition, the continued instability in the global financial markets has resulted in periodic volatility in the credit, equity, and fixed income markets. This volatility could limit our access to the credit markets, leading to higher borrowing costs or, in some cases, the inability to obtain financing on terms that are acceptable to us, or at all.

Continued weak economic conditions and tight credit conditions may also adversely impact our suppliers and dealers, some of which have filed for or may be considering bankruptcy, or may experience cash flow or liquidity problems or are unable to obtain or refinance credit such that they may no longer be able to operate. Any of these could adversely impact our ability to distribute, market, or sell our products and services. Sustained difficult, or worsening, general economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Our reputation and financial condition could be materially adversely affected by system failures, security or data breaches, business disruptions, and unauthorized use or interference with our network and other systems.

To be successful, we must provide our customers with reliable, trustworthy service and protect the communications, location, and personal information shared or generated by our customers. We rely upon our systems and networks, and the systems and networks of other providers and suppliers, to provide and support our services and, in some cases, to protect our customers’ and our information. Failure of our or others’ systems, networks and infrastructure may prevent us from providing reliable service, or may allow for the unauthorized interception, destruction, use or dissemination of our customers’ or our company’s information. Examples of these risks include:

•	denial of service and other malicious or abusive attacks by third parties, including cyber-attacks or other breaches of network or information technology security;

•	human error;

•	physical damage, power surges or outages, or equipment failure, including those as a result of severe weather, natural disasters, terrorist attacks, and acts of war;

•	theft of customer/proprietary information: intrusion and theft of data offered for sale, competitive (dis)advantage, and/or corporate extortion;

•	unauthorized access to our information technology, billing, customer care and provisioning systems and networks, and those of our suppliers and other providers;

•	supplier failures or delays; and

•	other systems failures or outages.

Such failures could cause us to lose customers, lose revenue, incur expenses, suffer reputational and goodwill damages, and subject us to litigation or governmental investigation. Remediation costs could include liability for information loss, repairing infrastructure and systems, and/or incentives offered to customers. Our insurance may not cover, or be adequate to fully reimburse us for, costs and losses associated with such events.

We rely on third-parties to provide specialized products or services for the operation of our business, and a failure or inability by such parties to provide these products or services could adversely affect our business, results of operations, and financial condition.

We depend heavily on suppliers and other third parties in order for us to efficiently operate our business. Our business is complex, and it is not unusual for multiple vendors located in multiple locations to help us to develop, maintain, and troubleshoot products and services, such as network components, software development services, and billing and customer service support. Our suppliers often provide services outside of the United States, which carries associated additional regulatory and legal obligations. We generally rely upon the suppliers to provide contractual assurances and accurate information regarding risks associated with their provision of products or services in accordance with our expectations and standards, and they may fail to do so.

Generally, there are multiple sources for the types of products and services we purchase or use. However, we currently rely on one key supplier for billing services, a limited number of suppliers for voice and data communications transport services, network infrastructure, equipment, handsets, and other devices, and, and payment processing services, among other products and services we rely on. Disruptions with respect to such suppliers, or failure of such suppliers to adequately perform, could have a material adverse on our financial performance.

In the past, our suppliers, contractors and third-party retailers have not always performed at the levels we expect or at the levels required by their contracts. Our business could be severely disrupted if key suppliers, contractors, service providers, or third-party retailers fail to comply with their contracts or become unable to continue the supply due to patent or other intellectual property infringement actions, or other disruptions. Our business could also be disrupted if we experience delays or service degradation during any transition to a new outsourcing provider or other supplier, or we were required to replace the supplied products or services with those from another source, especially if the replacement became necessary on short notice. Any such disruptions could have a material adverse effect on our business, results of operations and financial condition.

Our financial performance will be impaired if we experience high fraud rates related to device financing, credit cards, dealers, or subscriptions.

Our operating costs could increase substantially as a result of fraud, including device financing, customer credit card, subscription or dealer fraud. If our fraud detection strategies and processes are not successful in detecting and controlling fraud, whether directly or by way of the systems, processes, and operations of third parties such as national retailers, dealers and others, the resulting loss of revenue or increased expenses could have a materially adverse impact on our financial condition and results of operations.

Our significant indebtedness could adversely affect our business, financial condition and operating results.

We have, and we expect that we will continue to have, a significant amount of debt. As of September 30, 2013, we had approximately $20.7 billion of outstanding indebtedness, including $17.2 billion of outstanding indebtedness under our senior notes, approximately $0.4 billion of capital leases (and approximately $2.49 billion in long term financial obligation relating to the Tower Transaction (as defined under “Unaudited Pro Forma Condensed Combined Financial Information”)), and $500 million available for borrowing under our unsecured revolving credit facility with Deutsche Telekom.

Our ability to make payments on our debt, to repay our existing indebtedness when due, and to fund operations and significant planned capital expenditures will depend on our ability to generate cash in the future. Our ability to produce cash from operations is subject to a number of risks, including:

•	introduction of new products and services by us or our competitors, changes in service plans or pricing by us or our competitors, or promotional offers;

•	customers’ acceptance of our service offerings;

•	our ability to maintain our current cost structure; and

•	our ability to continue to grow our customer base and maintain projected levels of churn.

Our substantial debt service obligations could have important material consequences on our operations and financial results, including by:

•

limiting our ability to borrow money or sell stock to fund working capital, capital expenditures, debt service requirements, acquisitions, technological initiatives and other general corporate purposes;

•	making it more difficult for us to make payments on indebtedness;

•	increasing our vulnerability to general economic downturns and industry conditions and limiting our ability to withstand competitive pressure;

•	limiting our flexibility in planning for, or reacting to, changes in our business or the communications industry;

•	limiting our ability to increase our capital expenditures to roll out new services or to upgrade our networks to new technologies, such as LTE;

•	limiting our ability to purchase additional spectrum, expand existing service areas or develop new metropolitan areas in the future;

•

reducing the amount of cash available for working capital needs, capital expenditures for existing and new markets and other corporate purposes by requiring us to dedicate a substantial portion of cash flow from operations to the payment of principal of, and interest on, indebtedness; and

•	placing us at a competitive disadvantage to our competitors who are less leveraged than we are.

In addition, a substantial portion of our debt bears interest at fixed rates subject to a “reset” two, two and a half, or three years after the closing of the Business Combination Transaction or at a variable rate. The reset will cause the interest rate of the relevant debt securities to be recalculated according to a formula which depends in part upon designated indices (which are tied to market yields for certain securities) and other benchmark debt securities, only a portion of which is calculated based on the trading prices of our indebtedness. If market interest rates increase, variable-rate debt and debt at fixed rates subject to a “reset,” on the reset date and thereafter, will create higher debt service requirements, which could adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher interest rates in the future, any such agreements may not offer complete protection from this risk, and any portion not subject to such agreements would have full exposure to higher interest rates. Interest rates for such benchmark indices and debt securities are highly sensitive to many factors, including domestic and international economic and political conditions, policies of governmental and regulatory agencies, developments affecting the financial or operating results or prospects of the issuer of the benchmark securities or of securities referenced in the benchmark indices, and other factors beyond our control. As a result, a significant increase in these interest rates at the time that the relevant debt securities are recalculated could have an adverse effect on our financial position and results of operations.

Even with our current levels of indebtedness, we may incur additional indebtedness. This could further exacerbate the risks associated with our leverage.

Although we have substantial indebtedness, we may still be able to incur significantly more debt as market conditions and contractual obligations permit, which could further reduce the cash available to invest in operations, as a result of increased debt service obligations. The terms of the agreements governing our long-term indebtedness allow for the incurrence of additional indebtedness by us and our subsidiaries, subject to specified limitations. The more leveraged we become, the more we, and in turn the holders of our securities, become exposed to the risks described above in the risk factor entitled “Our substantial indebtedness could adversely affect our business, financial condition and operating results.” There can be no assurance that sufficient funds will be available to us under our existing indebtedness or otherwise. Further, should we need to raise additional capital, the foreign ownership restrictions mandated by the FCC, and applicable to us, could limit our ability to attract additional equity financing outside the United States. If we were able to obtain funds, it may not be on terms and conditions acceptable to us, which could limit or preclude our ability to pursue new opportunities, expand our service, upgrade our networks, engage in acquisitions, or purchase additional spectrum, thus limiting our ability to expand our business which could have a material adverse effect on our business, financial condition and operating results.

The agreements governing our indebtedness include restrictive covenants that limit our operating flexibility.

The agreements governing our indebtedness impose significant operating and financial restrictions on us. These restrictions, subject in certain cases to customary baskets, exceptions and incurrence-based ratio tests, may limit our ability to engage in some transactions, including the following:

•	incurring additional indebtedness and issuing preferred stock;

•	paying dividends, redeeming capital stock or making other restricted payments or investments;

•	selling or buying assets, properties or licenses;

•	developing assets, properties or licenses which we have or in the future may procure;

•	creating liens on assets;

•	participating in future FCC auctions of spectrum or private sales of spectrum;

•	engaging in mergers, acquisitions, business combinations, or other transactions;

•	entering into transactions with affiliates; and

•	placing restrictions on the ability of subsidiaries to pay dividends or make other payments.

These restrictions could limit our ability to react to changes in our operating environment or the economy. Any future indebtedness that we incur may contain similar or more restrictive covenants. Any failure to comply with the restrictions of our debt agreements may result in an event of default under these agreements, which in turn may result in defaults or acceleration of obligations under these agreements and other agreements, giving our lenders the right to terminate any commitments they had made to provide us with further funds and to require us to repay all amounts then outstanding. Any of these events would have a material adverse effect on our financial position and performance.

Our business and stock price may be adversely affected if our internal controls are not effective.

Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and the SEC rules and regulations promulgated thereunder, require companies to conduct a comprehensive evaluation of their internal control over financial reporting. To comply with this statute, each year we are required to document and test its internal control over financial reporting; its management is required to assess and issue a report concerning its internal control over financial reporting; and its independent registered public accounting firm is required to report on the effectiveness of its internal control over financial reporting.

We cannot assure you that we will not discover material weaknesses in the future, including material weaknesses resulting from difficulties, errors, delays, or disruptions while we integrate the T-Mobile and MetroPCS businesses. The existence of one or more material weaknesses could result in errors in our financial statements, and substantial costs and resources may be required to rectify these or other internal control deficiencies. If we are unable to comply with the requirements of Section 404 in a timely manner or assert that its internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We have made significant changes to our corporate structure, strategy, and operations in effort to revitalize the business and effect change in our market position.

Over the last few years, our company has made significant corporate changes including: new executive leadership and changes in executive leadership responsibilities; new governance structures; call center consolidation; organizational restructuring, and changed methods of funding. Although these are designed to improve company performance, in some cases they insert additional business complexity, and thus are accompanied by associated risks to effective operations. For example, our management and other personnel may devote a substantial amount of time to these new initiatives, and such corporate changes may increase our legal and compliance costs and may make some activities more time-consuming and costly.

We rely on highly-skilled personnel throughout all levels of our business. Our business could be harmed if we are unable to retain or motivate key personnel, hire qualified personnel, or maintain our corporate culture.

We believe that our future success depends in substantial part on our ability to recruit, hire, motivate, develop, and retain talented and highly-skilled personnel. Achieving this objective may be difficult due to many factors, including fluctuations in economic and industry conditions, competitors’ hiring practices, employee tolerance for the significant amount of change within and demands on our company and our industry, and the effectiveness of our compensation programs. If we do not succeed in retaining and motivating our existing key employees and in attracting new key personnel, we may be unable to meet our business plan and, as a result, our revenue growth and profitability may be materially adversely affected.

Risk Related to Legal and Regulatory Matters

We operate throughout the United States, Puerto Rico, and the U.S. Virgin Islands, and as such are subject to regulatory and legislative action by applicable local, state and federal governmental entities, which may increase our costs of providing products or services, or require us to change our business operations, products, or services or subject us to material adverse impacts if we fail to comply with such regulations.

The FCC regulates the licensing, construction, modification, operation, ownership, sale, and interconnection of wireless communications systems, as do some state and local regulatory agencies. The FCC also reviews and in some cases restricts non-U.S. ownership of wireless communications systems. We cannot assure you that the FCC or any state or local agencies having jurisdiction over our business will not adopt regulations or take other enforcement or other actions that would adversely affect our business, impose new costs, or require changes in current or planned operations. We are subject to regulatory action by the FCC and other federal agencies, as well as judicial review and actions, on issues related to the wireless industry that include, but are not limited to: roaming, network outages, spectrum allocation and licensing, pole attachments, intercarrier compensation, Universal Service Fund (USF), net neutrality, special access, 911 services, consumer protection including cramming, bill shock, and handset unlocking, consumer privacy, and cybersecurity.

In addition, states are increasingly focused on the quality of service and support that wireless carriers provide to their customers and several agencies have proposed or enacted new and potentially burdensome regulations in this area. A number of state Public Utility Commissions and state legislatures have introduced proposals in recent years seeking to regulate carriers’ business practices. We also face potential investigations by, and inquiries from or actions by state Public Utility Commissions, and state Attorneys General. Further, we are subject to regulations in other aspects of our business, including handset financing. We also cannot assure you that Congress will not amend the Communications Act of 1934 as amended (the “Communications Act”), from which the FCC obtains its authority and which serves to limit state authority, or enact other legislation in a manner that could be adverse to our business. Enactment of additional state or federal regulations may increase our costs of providing services (including, through contributions to universal service programs, which may require us to subsidize our competitors) or require us to change our services. Failure to comply with applicable regulations could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable outcomes of legal proceedings may adversely affect our business and financial condition.

We are regularly involved in a number of legal proceedings before various state and federal courts, the FCC, and state and local regulatory agencies. Such legal proceedings can be complex, costly, and highly disruptive to business operations by diverting the attention and energies of management and other key personnel. The assessment of the outcome of legal proceedings, including our potential liability, if any, is a highly subjective process that requires judgments about future events that are not within our control. The outcome of litigation or other legal proceedings, including amounts ultimately received or paid upon settlement, may differ materially from amounts accrued in the financial statements. In addition, litigation or similar proceedings could impose restraints on our current or future manner of doing business. Such potential outcomes including judgments, awards, settlements or orders could have a material adverse effect on our business, financial condition, operating results, or ability to do business.

We may be unable to protect our intellectual property.

We rely on a combination of patent, service mark, trademark, and trade secret laws and contractual restrictions to establish and protect our proprietary rights, all of which offer only limited protection. The steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary rights. Moreover, others may independently develop processes and technologies that are competitive to ours. We cannot be sure that any legal actions against such infringers will be successful, even when our rights have been infringed. We cannot assure you that our pending patent applications will be granted or enforceable, or that the rights granted under any patent that may be issued will provide us with any competitive advantages. In addition, we cannot assure you that any trademark or service mark registrations will be issued with respect to pending or future applications or will provide adequate protection of our brands. We do not have insurance coverage for intellectual property losses, and as such, a charge for an anticipated settlement, or an adverse ruling awarding damages, represents unplanned loss events. Any of these factors could have a material adverse effect on our business, financial condition and results of operations. Furthermore, we could be subject to fines, forfeitures and other penalties (including, in extreme cases, revocation of our licenses) for failure to comply with FCC regulations, even if any such non-compliance was unintentional. The loss of any licenses, or any related fines or forfeitures, could adversely affect our business, results of operations and financial condition.

We use equipment, software, technology, and content in the operation of our business, which may subject us to third-party intellectual property claims and we may be adversely affected by litigation involving our suppliers.

We are a defendant in numerous intellectual property lawsuits, including patent infringement lawsuits, which exposes us to the risk of adverse financial impact either by way of significant settlement amounts or damage awards. As we adopt new technologies and new business systems, and provide customers with new products and/or services, we may face additional infringement claims. These claims could require us to cease certain activities or to cease selling relevant products and services. These claims can be time-consuming and costly to defend, and divert management resources. In addition to litigation directly involving our company, our vendors and suppliers can be threatened with patent litigation and/or subjected to the threat of disruption or blockage of sale, use, or importation of products, posing the risk of supply chain interruption to particular products and associated services exposing us to material adverse operational and financial impacts.

Our business may be impacted by new or changing tax laws or regulations and actions by federal, state, local or non-U.S. agencies, or how judicial authorities apply tax laws.

We calculate and remit surcharges, taxes and fees to numerous federal, state, local and non-U.S. jurisdictions in connection with the products and services we provide. These fees include federal USF fees and common carrier regulatory fees. In addition, many state and local governments impose various surcharges, taxes and fees on our sales and to our purchases of telecommunications services from various carriers. In many cases, the applicability and method of calculating these surcharges, taxes and fees may be uncertain, and our calculation, assessment and remittance of these amounts may be contested. In the event that we have incorrectly assessed and remitted amounts that were due, we could be subject to fines and penalties, which could materially impact our financial condition. In the event that federal, state, local and/or non-U.S. municipalities were to significantly increase taxes and regulatory fees on our services or seek to impose new ones, it could have a material adverse effect on our margins and financial and operational results.

Our wireless licenses are subject to renewal and may be revoked in the event that we violate applicable laws.

Our existing wireless licenses are subject to renewal upon the expiration of the 10-year or 15-year period for which they are granted. Historically, the FCC has approved our license renewal applications. However, the Communications Act provides that licenses may be revoked for cause and license renewal applications denied if the FCC determines that a renewal would not serve the public interest. In addition, our licenses are subject to our compliance with the terms set forth in the agreement pertaining to national security among Deutsche Telekom, the Federal Bureau of Investigation, the Department of Justice, the Department of Homeland Security and the Company. If we fail to timely file to renew any wireless license, or fail to meet any regulatory requirements for renewal, including construction and substantial service requirements, we could be denied a license renewal. Many of our wireless licenses are subject to interim or final construction requirements and there is no guarantee that the FCC will find our construction, or the construction of prior licensees, sufficient to meet the build-out or renewal requirements. The FCC has pending a rulemaking proceeding to reevaluate, among other things, its wireless license renewal showings and standards and may in this or other proceedings promulgate changes or additional substantial requirements or conditions to its renewal rules, including revising license build out requirements. Accordingly, we cannot assure you that the FCC will renew our wireless licenses upon their expiration. If any of our wireless licenses were to be revoked or not renewed upon expiration, we would not be permitted to provide services under that license, which could have a material adverse effect on our business, results of operations, and financial condition.

Our business could be adversely affected by findings of product liability for health/safety risks from wireless devices and transmission equipment, as well as by changes to regulations/RF emission standards.

We do not manufacture devices or other equipment sold by us, and we depend on our suppliers to provide defect-free and safe equipment. Suppliers are required by applicable law to manufacture their devices to meet certain governmentally imposed safety criteria. However, even if the devices we sell meet the regulatory safety criteria, we could be held liable with the equipment manufacturers and suppliers for any harm caused by products we sell if such products are later found to have design or manufacturing defects. We generally seek to enter into indemnification agreements with the manufacturers who supply us with devices to protect us from losses associated with product liability, but we cannot guarantee that we will be fully protected against all losses associated with a product that is found to be defective.

Allegations have been made that the use of wireless handsets and wireless transmission equipment, such as cell towers, may be linked to various health concerns, including cancer and brain tumors. Lawsuits have been filed against manufacturers and carriers in the industry claiming damages for alleged health problems arising from the use of wireless handsets. In addition, the FCC recently indicated that it plans to gather additional data regarding wireless handset emissions to update its assessment of this issue. The media has also reported incidents of handset battery malfunction, including reports of batteries that have overheated. These allegations may lead to changes in regulatory standards. There have also been other allegations regarding wireless technology, including allegations that wireless handset emissions may interfere with various electronic medical devices (including hearing aids and pacemakers), airbags, and anti-lock brakes.

Additionally, there are safety risks associated with the use of wireless devices while operating vehicles or equipment. Concerns over any of these risks and the effect of any legislation, rules or regulations that have been and may be adopted in response to these risks could limit our ability to sell our wireless services.

Risk Related to Ownership of Our Common Stock and This Offering

Our stock price may be volatile, and may fluctuate based upon factors that have little or nothing to do with our business, financial condition, and operating results.

The trading prices of the securities of communications companies historically have been highly volatile, and the trading price of our common stock may be subject to wide fluctuations. Our stock price may fluctuate in reaction to a number of events and factors that may include, among other things:

•

our or our competitors’ actual or anticipated operating and financial results; introduction of new products and services by us or our competitors or changes in service plans or pricing by us or our competitors;

•	analyst projections, predictions and forecasts, analyst target prices for our securities and changes in, or our failure to meet, securities analysts’ expectations;

•	Deutsche Telekom’s financial performance, results of operation, or actions implied or taken by Deutsche Telekom;

•	entry of new competitors into our markets or perceptions of increased price competition, including a price war;

•	our performance, including subscriber growth, and our financial and operational metric performance;

•	market perceptions relating to our services, network, handsets and deployment of our 4G LTE platform and our access to iconic handsets, services, applications or content;

•	market perceptions of the wireless communications industry and valuation models for us and the industry;

•	changes in our credit rating or future prospects;

•	the availability or perceived availability of additional capital in general and our access to such capital;

•	actual or anticipated consolidation, or other strategic mergers or acquisition activities involving us or our competitors;

•	disruptions of our operations or service providers or other vendors necessary to our network operations; the general state of the U.S. and world economies; and

•	availability of additional spectrum, whether by the announcement, commencement, bidding and closing of auctions for new spectrum or the acquisition of companies that own spectrum.

In addition, the stock market has been volatile in the recent past and has experienced significant price and volume fluctuations, which may continue for the foreseeable future. This volatility has had a significant impact on the trading price of securities issued by many companies, including companies in the communications industry. These changes frequently occur irrespective of the operating performance of the affected companies. Hence, the trading price of our common stock could fluctuate based upon factors that have little or nothing to do with our business, financial condition and operating results. Broad market and industry fluctuations, as well as general economic, political and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. If the market price of our common stock declines, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Current or future securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could harm our business, results of operations and financial condition.

We are controlled by Deutsche Telekom, whose interests may differ from the interests of our other stakeholders.

Deutsche Telekom beneficially owns and possesses voting power over approximately 74% of the fully diluted shares of our common stock. Through its control of the voting power of our common stock and the rights granted to Deutsche Telekom in our certificate of incorporation and the Stockholder’s Agreement, Deutsche Telekom controls the election of a majority of our directors and all other matters requiring the approval of our stockholders. By virtue of Deutsche Telekom’s voting control, we are a “controlled company,” as defined in the New York Stock Exchange, or NYSE, listing rules, and are not subject to NYSE requirements that would otherwise require us to have a majority of independent directors, a nominating committee composed solely of independent directors, or a compensation committee composed solely of independent directors.

In addition, our certificate of incorporation and the Stockholder’s Agreement restrict us from taking certain actions without Deutsche Telekom’s prior written consent as long as Deutsche Telekom beneficially owns 30% or more of the outstanding shares of our common stock, including the incurrence of debt (excluding certain permitted debt) if our consolidated ratio of debt to cash flow for the most recently ended four full fiscal quarters for which financial statements are available would exceed 5.25 to 1.0 on a pro forma basis, the acquisition of any business, debt or equity interests, operations or assets of any person for consideration in excess of $1 billion, the sale of any of our or our subsidiaries’ divisions, businesses, operations or equity interests for consideration in excess of $1 billion, any change in the size of our board of directors, the issuances of equity securities in excess of 10% of our outstanding shares or to repurchase debt held by Deutsche Telekom, the repurchase or redemption of equity securities or the declaration of extraordinary or in-kind dividends or distributions other than on a pro rata basis, or the termination or hiring of our chief executive officer. These restrictions could prevent us from taking actions that our board of directors may otherwise determine are in the best interests of the Company and our stockholders or that may be in the best interests of our other stakeholders.

Deutsche Telekom effectively has control over all matters submitted to our stockholders for approval, including the election or removal of directors, changes to our certificate of incorporation, a sale or merger of our company and other transactions requiring stockholder approval under Delaware law. Deutsche Telekom may have strategic, financial, or other interests different from our other stakeholders, including as the holder of a substantial amount of our indebtedness, and may make decisions adverse to the interests of our other stakeholders.

Future sales of our common stock, including sales by Deutsche Telekom, could have a negative impact on our stock price.

We cannot predict the effect, if any, that market sales of shares or the availability of shares of our common stock will have on the prevailing trading price of our common stock from time to time. Sales of a substantial number of shares of our common stock could cause our stock price to decline.

Pursuant to the terms of the Stockholder’s Agreement, Deutsche Telekom was prohibited from transferring any shares of our common stock for six months after the closing of the Business Combination Transaction, which occurred on April 30, 2013. This lock-up period expired on October 30, 2013. During an eighteen month lock-up period beginning April 30, 2013, Deutsche Telekom is only permitted to sell its shares of our common stock if approved by our board of directors (including a majority of directors not affiliated with Deutsche Telekom), in transactions in which all of our other stockholders participate on the same basis, or subject to certain limitations (including that resales by any transferee will be subject to the same limitations), in non-public sales. We and Deutsche Telekom have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, during the period ending 90 days after the date of this prospectus we will not approve any request from Deutsche Telekom for any consent or waiver with respect to any transfer of shares by Deutsche Telekom that requires the approval of our board of directors pursuant to the terms of the Stockholder’s Agreement, and Deutsche Telekom will not request any consent or waiver with respect to any such transfer. After the expiration of this eighteen month lock-up period, Deutsche Telekom will be free to transfer its shares in public sales without notice, as long as such transactions would not result in the transferee owning 30% or more of the outstanding shares of our common stock. (If a transfer would exceed the 30% threshold, it is prohibited unless the transferee makes a binding offer to purchase all of the other outstanding shares on the same price and terms.) The sale of shares of our common stock by Deutsche Telekom (other than in transactions involving the purchase of all of our outstanding shares) could significantly increase the number of shares available in the market, which could cause a decrease in our stock price. In addition, even if Deutsche Telekom does not sell a large number of its shares into the market, its right to transfer a large number of shares into the market may depress our stock price.

We and our directors and executive officers have agreed with Morgan Stanley & Co. LLC not to sell, dispose of, or hedge any shares of our common stock or securities convertible or exchangeable for our common stock during the period from the date of this prospectus supplement continuing through the date that is 90 days after the date of this prospectus supplement. However, this agreement is subject to a number of exceptions that may result in sales prior to the expiration of the 90-day period. In addition, Morgan Stanley & Co. LLC may consent to the release of some or all of these shares that are subject to lock-up agreements for sale prior to the expiration of the applicable lock-up agreement. Immediately after the expiration of the 90-day period, these shares will be eligible for resale under Rule 144 or Rule 701 of the Securities Act, subject to volume limitations and applicable holding period requirements.

If we issue additional equity securities or issue convertible debt securities to raise capital, it may have a dilutive effect on stockholders’ investment.

If we raise additional capital through further issuances of equity or through issuances of convertible debt securities, our existing stockholders could suffer significant dilution in their percentage ownership of us. Moreover, any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operations and cause the price of our common stock to decline.

Our stockholder rights plan could prevent a change in control of our Company in instances in which some stockholders may believe a change in control is in their best interests.

We have a stockholder rights plan (the “Rights Plan”) in effect. The Rights Plan will cause substantial dilution to a person or group that attempts to acquire our Company on terms that our board of directors does not believe are in our and our stockholders’ best interest. The Rights Plan is intended to protect stockholders in the event of an unfair or coercive offer to acquire the Company and to provide our board of directors with adequate time to evaluate unsolicited offers. The Rights Plan may prevent or make takeovers or unsolicited corporate transactions with respect to our Company more difficult, even if stockholders may consider such transactions favorable, possibly including transactions in which stockholders might otherwise receive a premium for their shares.

We have never declared or paid dividends on our capital stock and we do not anticipate paying dividends in the foreseeable future.

Our unsecured revolving credit facility and the indentures and supplemental indentures governing our senior notes and long-term debt (excluding capital leases) restrict our ability to declare or pay dividends. In addition, our business requires significant funding, and we currently plan to invest all available funds and future earnings, if any, in the development and growth of our business. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future, and capital appreciation, if any, of our common stock will be your sole source of potential gain.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $             billion (approximately $             billion if the underwriters’ option to purchase additional shares is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds from this offering for general corporate purposes, including making capital investments, enhancing financial flexibility and opportunistically acquiring additional spectrum. As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. Accordingly, our management will have broad discretion over the use of the net proceeds from this offering. Because of the importance of acquiring additional spectrum to our efforts to expand and improve our network, we may use the net proceeds, or a portion thereof, to acquire spectrum. We routinely evaluate spectrum acquisition opportunities, including both government auctions and private transactions. Although we do not intend to participate in the FCC’s upcoming auction of 1900 MHz PCS H block spectrum, we are currently considering an acquisition of spectrum from a private party. If we reach agreement to acquire such spectrum, we anticipate that a portion of the net proceeds of this offering will be used to finance such acquisition.

CAPITALIZATION

The table below sets forth our cash, cash equivalents, and short-term investments and capitalization as of September 30, 2013, both on an actual basis and on an as adjusted basis to give effect to the sale of our common stock in this offering and the application of the net proceeds therefrom after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Please see “Use of Proceeds.”

	As of September 30, 2013
	Actual	As adjusted
	(in millions)
Cash, cash equivalents and short-term investments	$2,365	$

Debt:
6.464% senior notes due 2019	$1,250		$1,250
5.578% senior notes due 2019 (reset date in April 2015)	1,250		1,250
6.542% senior notes due 2020	1,250		1,250
5.656% senior notes due 2020 (reset date in April 2015)	1,250		1,250
6.633% senior notes due 2021	1,250		1,250
5.747% senior notes due 2021 (reset date in October 2015)	1,250		1,250
6.731% senior notes due 2022	1,250		1,250
5.845% senior notes due 2022 (reset date in October 2015)	1,250		1,250
6.836% senior notes due 2023	600		600
5.950% senior notes due 2023 (reset date in April 2016)	600		600
7.875% senior notes due 2018	1,000		1,000
6.625% senior notes due 2020	1,000		1,000
6.250% senior notes due 2021	1,750		1,750
6.625% senior notes due 2023	1,750		1,750
5.250% senior notes due 2018	500		500
Working Capital Facility(1)	—		—
Unamortized premium on debt(2)	422		422
Capital lease obligations	356		356
Short-term debt(3)	178		178
Long term financial obligation(4)	2,488		2,488

Total debt	$20,644		$20,644

Stockholders’ equity(5)
Preferred stock, par value $0.0001 per share, 100,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—
Common stock, par value$0.0001 per share, 1,000,000,000 shares authorized; 729,526,906 shares issued and 728,144,401 shares outstanding, actual; shares issued and shares outstanding, as adjusted	—
Additional paid-in capital	35,481
Treasury stock, at cost, 1,382,505 shares issued, actual; shares issued, as adjusted	—		—
Accumulated other comprehensive income	2		2
Accumulated deficit	(23,068)		(23,068)

Total stockholders’ equity	12,415

Total capitalization	$33,059

(1)	Represents an unsecured revolving credit facility with Deutsche Telekom that allows for up to $500 million in borrowings.
(2)	Represents an unamortized premium from the purchase price allocation fair value adjustment as a result of the Business Combination Transaction.

(3)	The Company maintains vendor financing arrangements with its primary network equipment suppliers that extend financing terms.
(4)	Represents a financing obligation related to the Tower Transaction (as defined under “Unaudited Pro Forma Condensed Combined Financial Information”), including approximately 7,000 cell sites that are managed and operated by a third party.
(5)	Assumes that no proceeds of the offering will be used to repay outstanding debt.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock, and we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Our unsecured revolving credit facility with Deutsche Telekom and the indentures and supplemental indentures governing our senior notes and long-term debt (excluding capital leases) contain covenants that, among other things, restrict our ability to declare or pay dividends. We currently intend to retain future earnings, if any, to invest in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of:

•	any applicable contractual restrictions limiting our ability to pay dividends;

•	our earnings and cash flows;

•	our capital requirements;

•	our future needs for cash;

•	our financial condition; and

•	other factors our board of directors deems relevant.

MARKET PRICE OF COMMON STOCK

Our common stock has traded on the NYSE under the symbol “TMUS” since May 1, 2013, the first trading day after the closing of the Business Combination Transaction. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported by the NYSE.

For periods prior to the closing of the Business Combination Transaction, the prices represent the high and low sales prices of our common stock, as reported by the NYSE under the symbol “PCS”, adjusted to reflect the 1-for-2 reverse stock split effected on April 30, 2013 in connection with the Business Combination Transaction.

	Price Range of Common Stock
	High	Low
Fiscal Year Ended December 31, 2011
First Quarter	$32.82	$24.84
Second Quarter	37.58	31.46
Third Quarter	35.68	17.18
Fourth Quarter	20.06	15.02
Fiscal Year Ended December 31, 2012
First Quarter	24.34	15.72
Second Quarter	18.62	11.06
Third Quarter	24.96	12.14
Fourth Quarter	29.02	19.26
Fiscal Year Ending December 31, 2013
First Quarter	22.08	18.28
Second Quarter	25.02	16.01
Third Quarter	26.66	22.74
Fourth Quarter (through November 8, 2013)	$29.50	$25.13

As of October 31, 2013, there were 728,696,706 shares of our common stock outstanding.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the unaudited pro forma condensed combined statements of operations based upon the combined historical financial statements of T-Mobile USA and MetroPCS, after giving effect to the Business Combination Transaction and adjustments described in the accompanying notes. In accordance with Article 11 of Regulation S-X (“Article 11”), a pro forma balance sheet is not required as the transaction has already been reflected in the unaudited September 30, 2013 balance sheet of the Company.

The transaction is accounted for as a reverse acquisition under the acquisition method of accounting, which requires determination of the accounting acquirer. The accounting guidance for business combinations, Accounting Standards Codification 805, provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including: the relative voting rights of the stockholders of the constituent companies in the combined company, the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest, the composition of the board of directors and senior management of the combined company, the relative size of each company and the terms of the exchange of equity securities in the business combination, including payment of any premium.

Because T-Mobile USA’s indirect stockholder, Deutsche Telekom, is entitled to designate the majority of our board of directors of the combined company, MetroPCS stockholders received a cash payment and Deutsche Telekom received a majority of the equity securities and voting rights of the combined company, T-Mobile USA is considered to be the acquirer of MetroPCS for accounting purposes. This means that the Company allocated the purchase price to the fair value of MetroPCS’ assets and liabilities as of the acquisition date, with any excess purchase price being recorded as goodwill.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2012 and the nine months ended September 30, 2013 reflect the transaction as if it had occurred on January 1, 2012, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information should be read in conjunction with the audited and unaudited historical financial statements of each of T-Mobile USA and MetroPCS and the notes thereto, as well as the disclosures contained in each company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations. Additional information about the basis of presentation of this information is provided in Note 1 hereto.

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11. The unaudited pro forma adjustments reflecting the transaction have been prepared in accordance with business combination accounting guidance as provided in Accounting Standards Codification 805, and reflect the preliminary allocation of the purchase price to the acquired assets and liabilities based upon the preliminary estimate of fair values, using the assumptions set forth in the notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the transaction had been completed as of the dates set forth above, nor is it indicative of the future results of the combined company. In connection with the pro forma financial information, the Company allocated the purchase price using its best estimates of fair value. The pro forma acquisition price adjustments are preliminary and subject to further adjustments as additional information become available and as additional analyses are performed. There can be no assurances that the final valuations will not result in material changes to the preliminary estimated purchase price allocation. The unaudited pro forma condensed combined financial information also does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transaction or any integration costs. Furthermore, the unaudited pro forma condensed combined statements of operations do not include certain nonrecurring charges and the related tax effects which result directly from the transaction as described in the notes to the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Twelve Months Ended December 31, 2012

	Historical		Pro Forma Adjustments	Notes	Pro Forma Combined
	T-Mobile USA	MetroPCS
	(in millions, except share and per share amounts)
Revenues
Total revenues	$19,719	$5,101	$93	(3f)	$24,941
			$28	(5)
Operating expenses
Network costs	4,661	1,490	(24)	(3e)	5,978
			(149)	(3f)
Cost of equipment sales	3,437	1,440	(22)	(3f)	4,855
Selling, general and administrative	6,796	697	(23)	(1)	7,734
			264	(3f)
Depreciation and amortization	3,187	641	(177)	(3a)	3,996
			345	(3b)
Impairment charges on goodwill and spectrum licenses	8,134	—	—		8,134
Other, net	(99)	9	—		(90)

Total operating expenses	26,116	4,277	214		30,607

Operating income (loss)	(6,397)	824	(93)		(5,666)
Other income (expense)
Other expense, net	(589)	(217)	2	(1)	(1,052)
			(125)	(4)
			51	(4)
			(174)	(5)

Total other expense, net	(589)	(217)	(246)		(1,052)

Income (loss) before income taxes	(6,986)	607	(339)		(6,718)

Income tax benefit (expense)	(350)	(213)	127	(3c)	(436)

Net income (loss)	$(7,336)	$394	$(212)		$(7,154)

Net income (loss) per common share
Basic	$(25.07)	$1.08		(3d)	$(9.95)

Diluted	$(25.07)	$1.07		(3d)	$(9.95)

Weighted average shares
Basic	292,669,971	363,449,061		(3d)	719,221,158

Diluted	292,669,971	364,880,303		(3d)	719,221,158

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2013

	Historical			Pro Forma Adjustments	Notes	Pro Forma Combined
	T-Mobile USA*	MetroPCS**	MetroPCS***
	(in millions, except share and per share amounts)
Revenues
Total revenues	$17,593	$1,287	$422	$29	(3f)	$19,331
Operating expenses
Network costs	3,880	373	134	(7)	(3e)	4,349
				(31)	(3f)
Cost of equipment sales	4,837	438	92	(5)	(3f)	5,362
Selling, general and administrative	5,286	194	213	(49)	(1)	5,552
				(89)	(1)
				(67)	(1)
				64	(3f)
Depreciation and amortization	2,630	173	56	(74)	(3a)	2,856
				71	(3b)
Other, net	103	1	—	—		104

Total operating expenses	16,736	1,179	495	(187)		18,223

Operating income (loss)	857	108	(73)	216		1,108
Other income (expense)
Other expense, net	(667)	(76)	(72)	(91)	(4)	(888)
				18	(4)

Total other expense, net	(667)	(76)	(72)	(73)		(888)

Income (loss) before income taxes	190	32	(145)	143		220

Income tax benefit (expense)	(135)	(13)	39	(54)	(3c)	(163)

Net income (loss)	$55	$19	$(106)	$89		$57

Net income (loss) per common share
Basic	$0.09	$0.05			(3d)	$0.08

Diluted	$0.09	$0.05			(3d)	$0.08

Weighted average shares
Basic	642,957,645	364,999,137			(3d)	723,375,190

Diluted	645,520,524	366,556,369			(3d)	726,975,914

*	T-Mobile USA historical amounts for the nine months ended September 30, 2013 includes five months’ results from MetroPCS, given that the business combination closed on April 30, 2013.
**	The MetroPCS historical amounts include results for the three months ended March 31, 2013.
***	The MetroPCS historical amounts include results for the one month ended April 30, 2013.

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed combined financial information.

1. Basis of Presentation

The historical financial information has been adjusted to give pro forma effect to events that are (i) directly attributable to the transaction, (ii) factually supportable, and (iii) expected to have a continuing impact on the combined results. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the transaction and certain other adjustments. The final determination of the purchase price allocation will be based on the fair values of assets acquired and liabilities assumed as of April 30, 2013 (the “Acquisition Date”), the date the transaction closed.

T-Mobile USA’s historical results are derived from T-Mobile USA’s audited consolidated statement of comprehensive income for the year ended December 31, 2012, and unaudited condensed consolidated statement of comprehensive income for the nine months ended September 30, 2013 under accounting principles generally accepted in the United States of America (“GAAP”). MetroPCS’ historical results are derived from the audited consolidated statement of comprehensive income for the year ended December 31, 2012, the unaudited condensed consolidated statement of comprehensive income for the three months ended March 31, 2013, and the unaudited condensed consolidated statement of comprehensive income for the one month ended April 30, 2013 under GAAP.

Significant Accounting Policies

The accounting policies used in the preparation of these unaudited pro forma condensed combined financial information are those set out in T-Mobile USA’s audited financial statements as of December 31, 2012 and MetroPCS’ audited financial statements as of December 31, 2012. Management has determined that no significant adjustments are necessary to conform MetroPCS’ financial statements to the accounting policies used by T-Mobile USA in the preparation of the unaudited pro forma condensed combined financial information.

Description of Transaction

On October 3, 2012, MetroPCS entered into the Business Combination Agreement, by and among Deutsche Telekom, T-Mobile Global Zwischenholding GmbH, a Gesellschaft mit beschränkter Haftung organized in Germany and a direct wholly-owned subsidiary of Deutsche Telekom (“Global”), T-Mobile Global Holding GmbH, a Gesellschaft mit beschränkter Haftung organized in Germany and a direct wholly-owned subsidiary of Deutsche Telekom (“Holding”), T-Mobile USA and MetroPCS, which was subsequently amended on April 14, 2013.

On the Acquisition Date, MetroPCS (i) effected a recapitalization that included a reverse stock split of the MetroPCS common stock, which represented thereafter one-half of a share of MetroPCS common stock; (ii) as part of the recapitalization, distributed a cash payment in an amount equal to $1.5 billion (or approximately $4.05 per share pre-reverse stock split), without interest, in the aggregate to the record holders of MetroPCS common stock immediately following the effective time of the reverse stock split; and (iii) issued and delivered to Holding or its designee shares of MetroPCS common stock equal to 74% of the fully-diluted shares of MetroPCS common stock outstanding immediately following the cash payment, and Holding delivered to MetroPCS all of the shares of capital stock of T-Mobile USA.

The pro forma adjustments take into consideration the senior unsecured notes in an aggregate principal amount of $14.7 billion, which were issued or offered as follows:

•

$11.2 billion notes were issued by T-Mobile USA to Deutsche Telekom or its subsidiaries to refinance certain intercompany indebtedness owed by T-Mobile USA and its subsidiaries to Deutsche Telekom and its subsidiaries (excluding T-Mobile USA and its subsidiaries).

•

$3.5 billion notes were issued by MetroPCS Wireless, Inc. (“Wireless”), a wholly owned subsidiary of MetroPCS to third party investors of which the net proceeds were used by MetroPCS to refinance the Wireless existing senior credit facility and for general corporate purposes.

As of the date of this prospectus supplement, MetroPCS and T-Mobile USA had incurred approximately $74.4 million of transaction costs. An adjustment of $49.2 million and $25.2 million has been reflected in the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2013 and for the year ended December 31, 2012, respectively, related to transaction costs as these are nonrecurring charges, which are to be excluded in accordance with Article 11. The transaction costs of $74.4 million exclude financing fees related to $3.5 billion notes, which were approximately $40.0 million, as well as an insignificant amount of financing fees related to the $11.2 billion notes.

Certain other nonrecurring charges have been excluded from the unaudited pro forma condensed combined statements of operations in accordance with Article 11. The excluded nonrecurring charges related to the acceleration of MetroPCS’ share based payments and the related severance and change in control payments. An adjustment of $89.4 million has been reflected in the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2013 in connection with the estimated charge relating to the acceleration of MetroPCS’ share based payments incurred by MetroPCS prior to the combination of the two companies. An adjustment of $67.0 million has been reflected in the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2013 relating to change in control payments to MetroPCS’ employees.

2. Calculation of Purchase Consideration

The purchase consideration in a reverse acquisition is determined with reference to the value of equity that the accounting acquirer (in this case, T-Mobile USA, the legal subsidiary) has issued to the owners of the accounting acquiree (MetroPCS, the legal parent) to give them the same percentage interest in the combined entity. The fair value of MetroPCS common stock is based on the closing stock price on the Acquisition Date of $11.84 per share. The Company expects that the allocation of the purchase price will be finalized within twelve months after the Acquisition Date.

The purchase price is calculated as follows:

Purchase Consideration
(in millions, except share and per share amounts)
Number of MetroPCS shares outstanding(i)	370,457,300
MetroPCS common stock price(ii)	$7.79
Fair value of MetroPCS shares	$2,886
Fair value of stock options(iii)	84
Cash consideration paid to stock option holders(iii)	1

Estimated purchase price	$2,971

(i)	Number of shares of MetroPCS common stock issued and outstanding as of April 30, 2013, including MetroPCS unvested restricted stock, which immediately vested upon closing.
(ii)	Closing price of MetroPCS common stock on the New York Stock Exchange on April 30, 2013 of $11.84 per share adjusted by the $4.05 per share impact of the $1.5 billion cash payment. The cash payment was a return of capital, made as part of the recapitalization to the MetroPCS stockholders prior to the stock issuance to Holding or its designee. MetroPCS made the $1.5 billion cash payment (or approximately $4.05 per share pre-reverse stock split), without interest, in the aggregate to the record holders of MetroPCS common stock immediately following the effective time of the reverse stock split.
(iii)

Pursuant to the Business Combination Agreement, unvested equity awards immediately vested and stock option holders received stock options of the combined entity on the Acquisition Date, subject to stockholder’s right to cash redemption for options in which the exercise price was less than the average closing price for the five days preceding the closing (“in-the-money options”). Stock options with low exercise prices, as defined in the Business Combination Agreement, were canceled in exchange for cash consideration. Therefore, the fair value of stock options includes all stock options outstanding, adjusted for those options meeting the definition of low exercise price and elections made by the option holders with the in-the-money stock options, which were subject to cash payment.

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of MetroPCS are recorded at the acquisition date fair values and added to those of T-Mobile USA. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed as of April 30, 2013 and have been prepared to illustrate the estimated effect of the transaction. The allocation is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the pro forma purchase price allocation is subject to further adjustments as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The following table sets forth a preliminary allocation of the estimated purchase consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of MetroPCS, with the excess recorded as goodwill:

Preliminary Fair Value
(in millions)
Assets
Cash and cash equivalents	$2,144
Accounts receivable, net	98
Inventory	171
Other current assets	240
Property and equipment	1,475
Spectrum licenses	3,818
Other intangible assets	1,376
Other assets	10

Total assets acquired	9,332

Liabilities and Stockholders’ Equity
Accounts payable and accrued liabilities	475
Deferred revenues	187
Other current liabilities	15
Deferred tax liabilities	735
Long-term debt	6,277
Other long-term liabilities	355

Total liabilities assumed	8,044

Net identifiable assets acquired	1,288
Goodwill	1,683

Net assets acquired	$2,971

Acquisition Date fair values for net property and equipment were calculated utilizing a cost approach that estimates the fair value of property and equipment needed to replace the functionality provided by the existing property and equipment. The estimated Acquisition Date fair values of property and equipment reflect a significant decrease in the carrying value of MetroPCS’ property and equipment due to advances in telecommunications equipment technology allowing a market participant to utilize a smaller quantity of property and equipment in a wireless network to achieve the same functionality. Additionally, MetroPCS’ cell sites are concentrated in dense urban areas, where a market participant would have significant overlapping coverage, thus the Acquisition Date fair value is impacted by the accelerated decommissioning of a large number of cell sites.

3. Notes to Unaudited Pro Forma Condensed Combined Statements of Operations

(a) Represents adjustments to record depreciation and amortization expense related to the reduced basis of property and equipment by $2.7 billion, which have been recorded at estimated fair value on a pro forma basis and will be depreciated and amortized over the estimated remaining useful lives on a straight-line basis utilizing T-Mobile USA’s useful life assumptions as provided for each class of property and equipment in the table below. The useful life assumptions differ from MetroPCS’ property and equipment useful life assumptions because each company’s assumptions are based on its own historical experience with similar assets and its own intended use for the assets, while also taking into account anticipated technological or other changes. The value of each is noted below:

	Useful Life	Adjusted Basis
	(in millions)
Buildings and improvements	Up to 20 years	$14
Wireless communications systems	Up to 15 years	960
Capitalized software	Up to 3 years	162
Equipment and furniture	Up to 5 years	268
Construction in progress		71

Property and equipment, net		$1,475

Historical depreciation and amortization expense was adjusted for the fair value adjustment decreasing the basis of property and equipment, as well as the useful life assumption changes. The fair value adjustment to basis most significantly impacts certain network-related equipment and construction costs in wireless communication systems. Historically reported depreciation was reduced in part due to the asset basis adjustment, in particular to network equipment representing 3G or third generation technologies as well as redundant macro cell sites. Offsetting the impact of the adjustment to basis is an increase in depreciation due to generally shorter T-Mobile USA useful life assumptions as introduced by differences in policy as well as the intended use of the property and equipment. The approximate impact of each is illustrated below:

	Year Ended December 31, 2012	Nine Months Ended September 30, 2013
	(in millions)
Historical depreciation and amortization	$641	$229
Adjustment related to:
Asset basis of property and equipment, net	(400)	(144)
Useful life assumptions	223	70

Pro forma adjustment	(177)	(74)

Adjusted MetroPCS depreciation and amortization expense	$464	$155

(b) Represents adjustment to record amortization expense related to other identifiable intangible assets. These identifiable intangible assets include:

•

Subscriber relationships ($1,104 million)—Represents relationships with U.S. domestic subscribers that are expected to have an estimated useful life of approximately six years. The amount is amortized using the accelerated depreciation method.

•	Trade names ($233 million)—Represents the MetroPCS brand that has been estimated to have a useful life of approximately eight years. The amount is amortized using the straight-line method.

Indefinite lived intangible assets, including spectrum licenses and goodwill, are not subject to amortization but will be tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired.

(c) Represents adjustment to income tax expense as a result of the tax impact on the pro forma adjustments. Tax rate of 37.5% has been utilized, which reflects the tax rate of the combined company, to compute the income tax expense related to the pro forma adjustments on the pro forma condensed combined statements of operations as follows:

	Year ended December 31, 2012	Nine Months Ended September 30, 2013
	(in millions)
Pro forma adjustments	$(339)	$143
Statutory rate	37.5%	37.5%

Income tax benefit (expense)	$127	$(54)

(d) Represents the income (loss) per share, taking into consideration the pro forma weighted average shares outstanding calculated including the acceleration of the vesting of the restricted stock, applying the reverse stock split and the issuance of common stock equal to 74% of the fully-diluted shares of common stock outstanding for the year ended December 31, 2012.

Year Ended December 31, 2012
Weighted average shares outstanding	363,449,061
Unvested restricted shares	4,421,102

367,870,163
Reverse 1:2 stock split	0.50

183,935,081
Issuance of shares to Deutsche Telekom	535,286,077

Pro forma basic and diluted weighted average shares	719,221,158

(e) Represents the amortization of the net unfavorable lease adjustment recorded under purchase accounting at the Acquisition Date. The net unfavorable lease amount recorded is amortized over the estimated average useful life of the underlying leases.

(f) Represents reclassification of certain revenue and expense line items of MetroPCS’ audited consolidated statement of comprehensive income for the year ended December 31, 2012, the unaudited interim condensed consolidated statement of comprehensive income for the three months ended March 31, 2013, and the unaudited condensed consolidated statement of comprehensive income for the one month ended April 30, 2013 to conform with T-Mobile USA’s presentation of consolidated statement of comprehensive income for the year ended December 31, 2012, and the unaudited interim condensed consolidated statement of comprehensive income for the nine months ended September 30, 2013.

4. Financing Agreements

As described in Note 1, the transaction was financed in part by the issuance of senior unsecured notes by T-Mobile USA and Wireless for amounts of $11.2 billion senior notes and $3.5 billion senior notes, respectively.

The weighted average interest rates for the $11.2 billion senior notes are 6.62% and 5.73% for the permanent notes ($5.6 billion) and reset notes ($5.6 billion), respectively with maturity dates which range from 2019 to 2023. As a result of T-Mobile USA’s exchange of indebtedness and settlement of the related currency and interest rate swaps, the pro forma adjustments reflect the adjustment to historical interest expense to record the estimated pro forma interest expense under the senior notes of $691.7 million and $518.8 million for the year ended December 31, 2012 and for the nine months ended September 30, 2013, respectively.

The pro forma adjustments also reflect the issuance by Wireless of $3.5 billion of fixed-rate senior unsecured notes to third-party investors on March 19, 2013 (the “Wireless Notes”), a portion of which was used to repay the pre-existing $2.4 billion senior secured credit facility. The $3.5 billion of Wireless Notes were issued in two tranches, consisting of $1.75 billion aggregate principal amount of 6.250% Senior Notes due 2021 and $1.75 billion aggregate principal amount of 6.625% Senior Notes due 2023. The pro forma adjustments reflect the estimated incremental pro forma interest expense of $101.2 million and $12.3 million for the year ended December 31, 2012 and for the nine months ended September 30, 2013, respectively.

5. Tower Transaction

On November 30, 2012, T-Mobile USA conveyed to Crown Castle International Corp. (“CCI”) the exclusive right to manage and operate approximately 7,100 T-Mobile USA owned wireless communication tower sites (the “Tower Transaction”). The adjustments in the unaudited pro forma condensed combined statement of operations assume the Tower Transaction occurred on January 1, 2012, resulting in approximately $28.0 million in incremental revenue from implied sublease to third parties of the portion of tower sites not leased back by T-Mobile USA and approximately $174.0 million in incremental interest expense related to the financial liability for the year ended December 31, 2012. There are no adjustments for the unaudited pro forma condensed combined statement operations for the nine months ended September 30, 2013 as the Tower Transaction was closed in 2012.

For purposes of the unaudited pro forma condensed combined financial information, revenues from the implied sublease to third parties were determined based on the excess of third party revenues projected for the period after close of the transaction over revenues reflected in the historical financial statements. The interest rate used for purposes of the unaudited pro forma condensed combined financial information to calculate imputed interest expense related to the financial liability was approximately 8%, based upon the effective interest rate implicit in the transaction. For further information concerning the Tower Transaction, see Note 4 to the audited consolidated financial statements of T-Mobile USA for the year ended December 31, 2012.

6. Trademark License

The Company and Deutsche Telekom entered into a trademark license in connection with the completion of the transaction, under which the Company is obligated to pay Deutsche Telekom a royalty in an amount equal to 0.25% of the net revenue generated by products and services sold by the combined company under the licensed trademarks. Under the trademark license, products and services sold by the combined company under the MetroPCS brand or trademarks owned by the combined company are excluded from the royalty calculation so long as they are not used in conjunction with the trademarks subject to the trademark license.

On the fifth anniversary of the trademark license, the Company and Deutsche Telekom have agreed to adjust the royalty rate based on the then average commercial royalty rate found under similar licenses for trademarks in the field of wireless telecommunication, broadband and information products and services in the territory through a binding benchmarking process. The adjustment of the royalty rate will depend on the then average commercial royalty rates charged in the field of wireless telecommunication, broadband and information products and services in the territory covered by the trademark license, which can be affected by a number of factors, including the royalty rate charged by others in the relevant field and the relative value of the T-Mobile USA trademark. Royalty rates vary considerably, are dependent on a number of factors which cannot be known at this time, and can change year-by-year, making it difficult at this time to determine any definitive estimate of what the current average commercial royalty rate will be in five years.

Within the unaudited pro forma condensed combined statements of operations, no pro forma adjustments are presented for the trademark license because it is expected that the expenses associated with the trademark license will be substantially the same as in the T-Mobile USA consolidated audited financial statements for the year ended December 31, 2012 and in the T-Mobile USA unaudited condensed consolidated financial statements for the nine months ended September 30, 2013. The financial statements of T-Mobile USA reflect royalty expenses from an existing licensing agreement between Deutsche Telekom and T-Mobile USA which management believes approximate the expenses under the new trademark license. Additionally, the Company expects to continue to sell MetroPCS services and products under the MetroPCS brand or trademarks and not use such MetroPCS brand or trademarks in conjunction with the trademarks subject to the licensing agreements; and, therefore, the combined company is not expected to incur royalty expenses on net revenues generated from the sale of MetroPCS branded services and products.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data for the Company. The data should be read in conjunction with our audited consolidated financial statements and related notes for the three years ended December 31, 2012 which are incorporated in this prospectus supplement by reference to Exhibit 99.1 to our Current Report on Form 8-K dated June 18, 2013. The consolidated balance sheet data as of December 31, 2010, 2009 and 2008 and the consolidated statements of operations data for the fiscal years ended December 31, 2009 and 2008 are derived from our consolidated financial statements which are not included or incorporated by reference in this prospectus supplement.

Our historical financial data may not be indicative of the results of operations or financial position to be expected in the future.

(in millions, except share and per share amounts)	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Consolidated Statements of Operations Data:
Revenues:
Service revenues	$13,899	$13,086	$17,213	$18,481	$18,733	$18,960	$19,279
Equipment sales	3,452	1,524	2,242	1,901	2,404	2,403	2,451
Other revenues	242	200	264	236	210	168	155

Total revenues	17,593	14,810	19,719	20,618	21,347	21,531	21,885
Operating expenses:
Network costs	3,880	3,515	4,661	4,952	4,895	4,936	5,007
Cost of equipment sales	4,837	2,456	3,437	3,646	4,237	3,856	3,643
Customer acquisition	2,804	2,323	3,286	3,185	3,205	3,382	3,540
General and administrative	2,482	2,681	3,510	3,543	3,535	3,442	3,579
Depreciation and amortization	2,630	2,391	3,187	2,982	2,773	2,859	2,746
Impairment charges	—	8,134	8,134	6,420	—	—	—
MetroPCS transaction-related costs	51	—	—	—	—	—	—
Restructuring costs	54	90	85	—	—	—	—
Other, net	(2)	(136)	(184)	169	(3)	—	—

Total operating expenses	16,736	21,454	26,116	24,897	18,642	18,475	18,515

Operating income (loss)	857	(6,644)	(6,397)	(4,279)	2,705	3,056	3,370
Other (expense) income:
Interest expense to affiliates	(586)	(487)	(661)	(670)	(556)	(740)	(402)
Interest expense	(311)	—	—	—	—	—	—
Interest income	125	53	77	25	14	12	26
Other income (expense), net	105	22	(5)	(10)	16	8	2

Total other expense, net	(667)	(412)	(589)	(655)	(526)	(720)	(374)

Income (loss) before income taxes	190	(7,056)	(6,986)	(4,934)	2,179	2,336	2,996
Income tax (expense) benefit	(135)	(272)	(350)	216	(822)	(860)	(1,151)

Net income (loss), including non-controlling interest	55	(7,328)	(7,336)	(4,718)	1,357	1,476	1,845
Net income attributable to non-controlling interests	—	—	—	—	(3)	(6)	(6)

Net income (loss)	$55	(7,328)	$(7,336)	$(4,718)	$1,354	$1,470	$1,839

Net income (loss) per common share:
Basic	$0.09	$(13.69)	$(13.70)	$(8.81)	$2.53	$2.75	$3.44

Diluted	$0.09	$(13.69)	$(13.70)	$(8.81)	$2.53	$2.75	$3.44

Weighted average shares:
Basic	642,957,645	535,286,077	535,286,077	535,286,077	535,286,077	535,286,077	535,286,077

Diluted	645,520,524	535,286,077	535,286,077	535,286,077	535,286,077	535,286,077	535,286,077

(in millions, except share and per share amounts)	Nine months ended September 30,		Year ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Other Financial Data:
Net cash provided by operating activities	$2,541	$2,707	$3,862	$4,980	$4,905	$5,437	$5,802
Net cash provided by (used in) investing activities	868	(2,667)	(3,915)	(4,699)	(5,126)	(5,603)	(6,153)
Net cash provided by (used in) financing activities	298	—	57	—	123	67	593

	As of September 30,	As of December 31,
	2013	2012	2011	2010	2009	2008
		(in millions)
Consolidated Balance Sheet Data:
Current assets	$7,964	$5,541	$6,602	$5,311	$5,845	$5,951
Property and equipment, net	15,370	12,807	12,703	13,213	13,192	12,600
Goodwill, spectrum licenses and other intangible assets, net	21,394	14,629	21,009	27,439	27,440	27,477
Other assets	1,039	645	295	328	297	262
Total assets	45,767	33,622	40,609	46,291	46,774	46,290
Current liabilities	5,514	5,592	4,504	4,455	8,149	5,978
Long-term payables to affiliates	11,200	13,655	15,049	15,854	9,682	13,850
Long-term debt	6,761	—	—	—	—	—
Long-term financial obligation	2,488	2,461	—	—	—	—
Other long-term liabilities	7,389	5,799	5,271	5,490	4,693	3,679
Stockholders’ equity	12,415	6,115	15,785	20,492	24,250	22,783

BUSINESS

Business Overview

T-Mobile is a national provider of mobile communications services capable of reaching over 280 million Americans. Our objective is to be the simpler choice for a better mobile experience. Our intent is to bring this proposition to life across all our brands, including T-Mobile, MetroPCS, and GoSmart, and across our major customer base of retail, wholesale and business (B2B) consumers.

We generate revenue by offering affordable postpaid and prepaid wireless voice, messaging and data services, as well as mobile broadband and wholesale wireless services. We provided service to approximately 45 million customers through our nationwide network as of September 30, 2013. We also generate revenues by offering a wide selection of wireless handsets and accessories, including smartphones, wireless-enabled computers such as notebooks and tablets, and data cards which are manufactured by various suppliers. Our most significant expenses are related to acquiring and retaining customers, maintaining and expanding our network, and compensating employees.

Business Combination with MetroPCS

On April 30, 2013, the business combination of T-Mobile USA and MetroPCS was completed. Under the terms of the Business Combination Agreement, Deutsche Telekom received approximately 74% of the fully-diluted shares of common stock of the combined company in exchange for its transfer of all of T-Mobile USA’s common stock. This transaction was consummated to provide us with expanded scale, spectrum, and financial resources to compete aggressively with other, larger U.S. wireless carriers.

Competitive Strengths

We believe the following strengths foster our ability to compete against our principal wireless competitors:

•	Value Leadership in Wireless. We are a leading value-oriented wireless carrier in the United States and the third largest provider of prepaid service plans as measured by subscribers.

•

Spectrum Assets. As of September 30, 2013, we hold licenses for wireless spectrum suitable for wireless broadband mobile services (including both HSPA+ and LTE) covering a population of approximately 280 million people in the United States. As of September 30, 2013, we have an average of approximately 74 MHz of spectrum in the top 100 major metropolitan areas and have an average of approximately 77 MHz of spectrum in the top 25 major metropolitan areas. Our aggregate spectrum position is expected to enable contiguous 20x20 MHz channels for LTE deployment in many major metropolitan areas, which is expected to improve capacity to support our product offerings by increasing the data speeds available to our customers.

•

Advanced Nationwide High-Speed Network. As of September 30, 2013, our LTE network covered a population of approximately 200 million people in the United States. We believe the combination of our spectrum position and advanced network technology will provide us with a high-capacity, high-speed network. Upon completion of the migration of the MetroPCS customer base, we expect to have approximately 55,000 equivalent cell sites, including approximately 1,500 MetroPCS macro sites and certain DAS network nodes retained from the MetroPCS network. Approximately 35,000 sites are planned to be enhanced over three years with multi-mode radios, tower-top electronics, and new antennas. This will allow for more robust coverage in buildings and at the edge of coverage areas and will allow for greater data capacity, which we believe will enhance the customer experience for our subscriber base.

•

Seasoned Executive Leadership. We have a seasoned executive leadership team with significant industry expertise, led by John Legere, our President and Chief Executive Officer. Mr. Legere has over 32 years of experience in the U.S. and global telecommunications and technology industries. J. Braxton

Carter, formerly MetroPCS’ Vice Chairman and Chief Financial Officer, serves as our Chief Financial Officer. Our board of directors includes current and former executives of AT&T, Dell, Rockwell International Corporation and Madison Dearborn Partners, LLC, and brings extensive experience in operations, finance, governance and corporate strategy.

Business Strategy

We continue to aggressively pursue our strategy to reposition T-Mobile and return the Company to growth. Our strategy focuses on the following elements:

•

Un-carrier Value Proposition. We plan to extend our position as the leader in delivering distinctive value for consumers in all customer segments. We believe the launches of Un-carrier phases 1 and 2 have been successful, as evidenced by our strong customer growth momentum. Simple Choice plans, launched in March 2013 as phase 1 of our Un-carrier value proposition, eliminate annual service contracts and provide customers with affordable rate plans without the complexity of caps and overage charges. Customers on Simple Choice plans can purchase the most popular smartphones and if qualified, pay for them in affordable interest-free monthly installments. Modernization of the network and introduction of the Apple® iPhone® in the second quarter of 2013 further repositioned T-Mobile as a provider of dependable high-speed service with a full range of desirable handsets and devices. In July 2013, we announced phase 2 of our Un-carrier value proposition, JUMP!™, which enables participating subscribers to upgrade their eligible handset up to twice a year upon completion of an initial six-month enrollment period. In October 2013, we unveiled phase 3 of our Un-carrier value proposition, which provides our customers reduced United States to International calling rates and roaming fees, and free data roaming while traveling abroad in over 100 countries. In addition, in November 2013, we began to offer the Apple® iPad® Air and iPad® mini.

•

Network Modernization. We are currently in the process of rapidly upgrading our network to modernize the 4G network, improve coverage, align spectrum bands with other key players in the U.S. market and deploy nationwide 4G LTE services in 2013. The timing of the launch of 4G LTE allows us to take advantage of the latest and most advanced 4G LTE technology infrastructure, improving the overall capacity and performance of our 4G network, while optimizing spectrum resources. In October 2013, we announced that we have exceeded our 2013 targets for 4G LTE network coverage, by delivering 4G LTE to more than 200 million people in 254 metro areas and a goal to deploy 10+ 10 MHz 4G LTE in 24 of the Top 25 metro areas by year end (and 40 of the Top 50 metro areas). Additionally, the migration of MetroPCS brand legacy CDMA customers onto T-Mobile’s 4G HSPA+ and LTE network is ahead of schedule, providing faster network performance for MetroPCS customers with compatible handsets. We expect the migration to be complete by the end of 2015.

•

Multi-segment Focus. We plan to continue to operate in multiple customer market segments to accelerate growth. The addition of the flagship MetroPCS brand to the T-Mobile portfolio increased our ability to serve the full breadth of the wireless market. We expect to continue to accelerate the growth of the MetroPCS brand by expanding into new geographic regions, through the end of 2013 and continuing through 2014. Recently, we introduced the Simple Choice value proposition to our prepaid and B2B customers as well, so that prepaid customers and businesses can leverage the benefits of the Simple Choice plans. Additionally, we expect to continue to expand our wholesale business through MVNOs and other wholesale relationships where our spectrum depth, available network capacity and GSM technology base help secure profitable wholesale customers.

•

Aligned Cost Structure. We continue to pursue a low-cost business operating model to drive cost savings, which can be reinvested in the business. These cost programs are on-going as we continue to work to simplify our business and drive operational efficiencies and cost savings in areas such as network optimization, customer roaming, customer service, improved customer collection rates and better management of customer acquisition and retention costs. A portion of savings have been, and will continue to be, reinvested into customer acquisition programs.

Services and Products

T-Mobile provides wireless communication services nationwide through a variety of service plan options. These include our Value and Simple Choice plans, which allow customers to subscribe for wireless services separately from, or without purchase of, or upfront payment for, a handset.

We introduced our Simple Choice plans as part of our Un-carrier value proposition in the first quarter of 2013. Simple Choice plans eliminate annual service contracts and simplify the lineup of consumer rate plans to one affordable plan for unlimited talk, text and web service with the option to add data services. Depending on their credit profiles, customers are qualified either for postpaid service, where they generally pay after incurring service, or prepaid service, where they generally pay in advance.

Customers on our Simple Choice or similar plans benefit from reduced monthly service charges and can choose whether to use their own compatible handset on our network or purchase a handset from us or one of our dealers. Depending on their credit profile, qualifying customers who purchase their handset from us have the option of financing a portion of the purchase price at the point-of-sale over an installment period. Our Value and Simple Choice plans result in increased equipment revenue for each handset sold compared to traditional bundled price plans that typically offer a significant handset discount but involve higher monthly service charges. Our Value and Simple Choice plans also result in increased net income during the period of sale while monthly service revenues are lower over the service period.

In July 2013, we launched phase 2 of our Un-carrier value proposition, Just Upgrade My Phone (“JUMP!™”), under which qualifying customers who finance their initial handset purchase using our Equipment Installment Plan (“EIP”) and enroll in JUMP!™ can upgrade their handset up to twice a year, following completion of an initial six-month enrollment period, and receive a credit for their outstanding EIP balance provided they trade in their used handset to purchase a new handset from us.

We offer services, handsets and accessories directly to consumers through our owned and operated retail stores, as well as through our websites (www.T-Mobile.com and www.MetroPCS.com). The information on our website is not part of this prospectus supplement. In addition, we sell handsets to dealers and other third party distributors for resale through independent third party retail outlets and a variety of third party websites.

Since the Business Combination Transaction, we have achieved significant integration milestones incorporating the MetroPCS business. We have launched HSPA+/LTE devices in multiple historical MetroPCS markets and have combined our 4G LTE spectrum in Las Vegas. In addition, we have extended the geographic presence of the MetroPCS distribution to 15 additional markets and have launched more than 1,300 distribution points in these new markets at the end of the quarter ended September 30, 2013. We expect to launch the MetroPCS brand in another 15 markets in November 2013.

Service Areas

We provide service in all major metropolitan areas and will have addressable Points of Presence (“POPs”) coverage of approximately 280 million:

Upon completion of the migration of the MetroPCS customer base, we expect to have approximately 55,000 equivalent cell sites, including approximately 1,500 MetroPCS macro sites and certain DAS network nodes retained from the MetroPCS network. As part of the business combination, we are in the process of decommissioning redundant cell sites and the MetroPCS CDMA network, while also integrating select MetroPCS assets (primarily DAS nodes) in certain metropolitan areas into the overall network.

In October 2013, we purchased 10 MHz of AWS spectrum from U.S. Cellular for $308 million in cash. The spectrum covers a total of 32 million people in 29 markets. The transaction further enhances our portfolio of nationwide broadband spectrum and enables the expansion of LTE coverage to new markets.

Distribution

We have approximately 70,000 total points of distribution, including approximately 7,500 branded locations, 10,000 third-party locations and 50,000 national retailer locations. Our distribution density in major metropolitan areas provides customers with the convenience of having retail and service locations close to where they live and work.

Customers

T-Mobile generates revenue from three primary categories of customers: branded postpaid, branded prepaid and wholesale. Branded postpaid customers generally include customers that are qualified to pay after incurring service and branded prepaid customers generally include customers who pay in advance. Our branded prepaid customers include customers of the T-Mobile, MetroPCS and GoSmart brands. Wholesale customers include Machine-to-Machine (“M2M”) customers and Mobile Virtual Network Operator (“MVNO”) customers that operate on the T-Mobile network, but are managed by wholesale partners. We generate the majority of our service revenues by providing wireless communication services to branded postpaid customers. Therefore, our ability to acquire and retain branded postpaid customers is significant to our business, including the generation of service revenues, equipment sales and other revenues.

During the three months ended September 30, 2013, 64% of our service revenues were generated by providing wireless communication services to branded postpaid customers, compared to 31% from branded prepaid customers, and 5% from wholesale customers, roaming and other services. During the nine months ended September 30, 2013, 71% of our service revenues were generated by providing wireless communication services to branded postpaid customers, compared to 24% from branded prepaid customers, and 5% from wholesale customers, roaming and other services.

Network Modernization and Migration

We are currently undergoing a $4 billion modernization program that includes site upgrades and spectrum re-farming. MetroPCS’ legacy subscribers will be migrated to the Company’s network, with the migration process expected to be completed in the second half of 2015. The T-Mobile network currently has the capacity to support the MetroPCS customer migration, and MetroPCS LTE customers will be able to use the T-Mobile network for data services without replacing their handsets. As MetroPCS’ existing subscribers are migrated to the combined company’s network, MetroPCS’ spectrum will be re-farmed to create capacity for increasing demand for HSPA+ and LTE services. It is anticipated that MetroPCS’ PCS spectrum will be migrated to HSPA+ and MetroPCS’ available AWS spectrum will be migrated to LTE. In addition, it is expected that T-Mobile’s AWS spectrum will be repurposed from HSPA+ to LTE over time. Through this process, we expect to emerge with one common LTE network with AWS as the primary LTE band.

Our spectrum position provides us with an average of approximately 74 MHz of spectrum in the top 100 major metropolitan areas and an average of approximately 77 MHz of spectrum in the top 25 major metropolitan areas. The complementary spectrum of T-Mobile and MetroPCS is expected to allow for greater 4G LTE bandwidth, including at least 20X20 MHz in many metropolitan areas, which is expected to yield high levels of efficiency and throughput. We expect to use our spectrum position to expand our high capacity 4G HSPA+ and LTE services, allowing us to offer customers better coverage, greater network reliability and faster speeds.

Competition

The wireless telecommunications industry is expected to remain highly competitive and we face substantial competition. We are the fourth largest facilities-based wireless telecommunications carrier in the United States based on the number of customers we serve. Our competitors include larger national carriers, such as AT&T, Verizon Wireless and Sprint, which offer predominantly contract-based service plans, smaller regional carriers, many of which offer no-contract, prepaid service plans, and many MVNOs, including TracFone. AT&T and Verizon Wireless are significantly larger than us and may enjoy greater resources and scale advantages as compared to us. Softbank, a large Japanese company, recently acquired 78% of the equity of Sprint and has announced plans to increase capital spending on network modernization and expansion. Other competitors may also compete effectively, including new entrants and companies using alternative business models.

Employees

As of September 30, 2013, we employed approximately 38,000 personnel.

Regulation

Pursuant to its authority under the Communications Act, the FCC regulates many key aspects of our business, including licensing, construction, the operation and use of our network, any modification of our network, control and ownership of our business, the sale of certain business assets, roaming arrangements and interconnection arrangements. The FCC has a number of complex requirements and proceedings that affect our operations and that could increase our costs or diminish our revenues. For example, the FCC has rules regarding provision of 911 and E911, porting telephone numbers, interconnection, roaming, internet openness, and the universal service and Lifeline programs. Many of these and other issues are being considered in ongoing proceedings, and we cannot predict whether or how such actions will affect our business, financial condition, or results of operations. Our ability to provide services and generate revenues could be harmed by adverse regulatory action or changes to existing laws and regulations. In addition, regulation of companies that offer competing services can impact our business indirectly.

Wireless communications providers must be licensed by the FCC to provide communications services at specified spectrum frequencies within specified geographic areas and must comply with the rules and policies governing the use of the spectrum as adopted by the FCC. The FCC issues each license for a fixed period of time, typically 10 years in the case of cellular, PCS services and point-to-point microwave licenses. AWS licenses have an initial term of 15 years, with successive 10-year terms thereafter. While the FCC has generally renewed licenses given to operating companies like us, the FCC has authority to both revoke a license for cause and to deny a license renewal if a renewal is not in the public interest. Furthermore, we could be subject to fines, forfeitures and other penalties (including, in extreme cases, revocation of our licenses) for failure to comply with FCC regulations, even if any such non-compliance was unintentional. The loss of any licenses, or any related fines or forfeitures, could adversely affect our business, results of operations and financial condition.

Additionally, Congress’ and the FCC’s allocation of additional spectrum for broadband commercial mobile radio service (“CMRS”), which includes cellular and personal communication services and specialized mobile radio, could significantly increase competition. We cannot assess the impact that any developments that may occur in the U.S. economy or any future spectrum allocations by the FCC may have on license values. FCC spectrum auctions and other market developments may adversely affect the market value of our licenses in the future. A significant decline in the value of our licenses could adversely affect the carrying value of our licenses on our balance sheet and our results of operations and financial condition. In addition, the FCC periodically reviews its policies on how to evaluate a carrier’s spectrum holdings in the context of transactions and auctions. A change in these policies could affect spectrum resources and competition among us and other carriers.

Congress and the FCC have imposed limitations on foreign ownership of CMRS licensees that exceeds 20% direct ownership or 25% indirect ownership. The FCC has ruled that higher levels of indirect foreign ownership, even up to 100%, are presumptively consistent with the public interest. Consistent with that established policy, the FCC has issued a declaratory ruling authorizing up to 100% ownership of our company by Deutsche Telekom. This declaratory ruling—and our licenses—are conditioned on Deutsche Telekom’s compliance with a network security agreement with the Department of Justice, the Federal Bureau of Investigation and the Department of Homeland Security. Failure to comply with the terms of this agreement could result in fines, injunctions and other penalties, including potentially revocation of our spectrum licenses. The loss of any licenses, or any related fines or forfeitures, could adversely affect our business, results of operations and financial condition.

While the Communications Act generally preempts state and local governments from regulating the entry of, or the rates charged by, wireless carriers, certain state and local governments regulate other terms and conditions of wireless service, including billing, termination of service arrangements and the imposition of early termination fees, advertising, network outages, the use of handsets while driving, zoning and land use. Further, the FCC and the Federal Aviation Administration regulate the siting, lighting and construction of transmitter towers and antennae. Tower siting and construction are also subject to state and local zoning as well as federal statutes regarding environmental and historic preservation. The future costs to comply with all relevant regulations are to some extent unknown and regulations could result in higher operating expenses in the future.

Legal Proceedings

We are involved in putative stockholder derivative and class action lawsuits challenging the business combination with MetroPCS. These lawsuits include:

•	Paul Benn v. MetroPCS Communications, Inc. et al., Case No. C.A. 7938-CS filed on October 11, 2012 in the Delaware Court of Chancery;

•	Joseph Marino v. MetroPCS Communications, Inc. et al., Case No. C.A. 7940-CS filed on October 11, 2012 in the Delaware Court of Chancery;

•	Robert Picheny v. MetroPCS Communications, Inc. et al., Case No. C.A. 7971-CS filed on October 22, 2012 in the Delaware Court of Chancery;

•	James McLearie v. MetroPCS Communications, Inc. et al., Case No. C.A. 8009-CS filed on November 5, 2012 in the Delaware Court of Chancery;

•	Adam Golovoy et al. v. Deutsche Telekom et al., Cause No. CC-12-06144-A filed on October 10, 2012 in the Dallas, Texas County Court at Law; and

•	Nagendra Polu et al. v. Deutsche Telekom et al., Cause No. CC-12-06170-E filed on October 10, 2012 in the Dallas, Texas County Court at Law.

The lawsuits allege that the various defendants breached fiduciary duties, or aided and abetted in the alleged breach of fiduciary duties, to the MetroPCS stockholders by entering into the transaction. The complaints allege claims for relief including, among other things, rescission to the extent the terms of the business combination have already been implemented, damages for the breaches of fiduciary duty, and the payment of plaintiffs’ attorneys’ fees and costs. In addition, on March 28, 2013, another lawsuit challenging the transaction and related disclosures, and alleging breaches of fiduciary duty to MetroPCS shareholders was filed in the U.S. District Court for the Southern District of New York entitled The Merger Fund et al. v. MetroPCS Communications, Inc. et al. This case was settled, and the complaint was dismissed with prejudice on September 30, 2013; and in the Delaware cases, plaintiffs have agreed to dismiss their claims and the parties have reached a settlement in principle. We intend to defend the remaining lawsuits vigorously and do not expect resolution of these matters to have a material adverse effect on our financial position, results of operations or cash flows.

We and our subsidiaries are involved in numerous lawsuits, regulatory proceedings, and other similar matters, including class actions and intellectual property claims, that arise in the ordinary course of business. Legal proceedings are inherently unpredictable, and often present complex legal and factual issues and can include claims for large amounts of damages. In our opinion at this time, these proceedings (individually and in the aggregate) should not have a material adverse effect on our financial position, results of operations or cash flows. These statements are based on our current understanding and assessment of relevant facts and circumstances. As such, our view of these matters is subject to inherent uncertainties and may change in the future.

MANAGEMENT

The following table sets forth our officers and directors as of the date of this prospectus supplement.

Name	Age	Position
John J. Legere	55	President, Chief Executive Officer and Director
James (Jim) C. Alling	52	Executive Vice President and Chief Operating Officer T-Mobile Business
David R. Carey	60	Executive Vice President, Corporate Services
J. Braxton Carter	55	Executive Vice President and Chief Financial Officer
Alexander Andrew (Drew) Kelton	55	Executive Vice President, Business-to-Business (B2B)
Thomas C. Keys	55	Executive Vice President and Chief Operating Officer, MetroPCS Business
Peter A. Ewens	51	Executive Vice President, Corporate Strategy
David A. Miller	53	Executive Vice President, General Counsel and Secretary
Larry L. Myers	58	Executive Vice President, Human Resources
Neville R. Ray	51	Executive Vice President and Chief Technology Officer
G. Michael (Mike) Sievert	44	Executive Vice President and Chief Marketing Officer
Timotheus Höttges	51	Chairman of the Board
W. Michael Barnes	71	Director
Srikant Datar	59	Director
Lawrence H. Guffey	45	Director
Raphael Kübler.	50	Director
Thorsten Langheim	47	Director
René Obermann(1)	50	Director
James N. Perry, Jr.	53	Director
Teresa A. Taylor	50	Director
Kelvin R. Westbrook	58	Director

(1)	As previously reported, Mr. Obermann has resigned from our board of directors, effective November 15, 2013. Our board of directors has appointed Thomas Dannenfeldt, an executive officer of Deutsche Telekom, to the board to replace Mr. Obermann, effective November 15, 2013.

Pursuant to our certificate of incorporation and the Stockholder’s Agreement, Deutsche Telekom generally has the right to designate as nominees for election to our board of directors a number of individuals equal to the percentage of our common stock beneficially owned by Deutsche Telekom multiplied by the number of directors on our board of directors, rounded to the nearest whole number. In addition, our certificate of incorporation and the Stockholder’s Agreement provide that each committee of our board of directors generally shall include in its membership a number of Deutsche Telekom designees equal to the percentage of our common stock beneficially owned by Deutsche Telekom multiplied by the number of members of such committee, rounded to the nearest whole number. However, no committee of our board of directors may consist solely of directors who are also officers, employees, directors or affiliates of Deutsche Telekom. Deutsche Telekom will have these Board designation rights as long as Deutsche Telekom beneficially owns 10% or more of the outstanding shares of our common stock.

Officers

John J. Legere, age 55, has served as a member of our board of directors since April 30, 2013 and is a member of the Executive Committee of the board. Mr. Legere joined T-Mobile USA in September 2012 as President and Chief Executive Officer and became our President and Chief Executive Officer on April 30, 2013 upon the consummation of the Business Combination Transaction. Mr. Legere has over 32 years’ experience in the U.S. and global telecommunications and technology industries. Prior to joining T-Mobile USA, Mr. Legere served as Chief Executive Officer of Global Crossing Limited, a telecommunications company, from October 2001 to October 2011. Before joining Global Crossing, he served as Chief Executive Officer of Asia Global Crossing; as president of Dell Computer Corporation’s operations in Europe, the Middle East, and Africa; as president Asia-Pacific for Dell; as president of AT&T Asia Pacific; as head of AT&T’s outsourcing program and as head of AT&T global strategy and business development. Mr. Legere serves on the CTIA Board of Directors. Mr. Legere received a Bachelor’s degree in Business Administration from the University of Massachusetts, a Master of Science degree as an Alfred P. Sloan Fellow at the Massachusetts Institute of Technology, and a Master of Business Administration degree from Fairleigh Dickinson University, and he completed Harvard Business School’s Program for Management Development (PMD). Mr. Legere’s individual qualifications and skills that led to the conclusion that he should serve as a director include his position as Chief Executive Officer of T-Mobile US, Inc. and his extensive experience in the global telecommunications and technology industries.

James (Jim) C. Alling, age 52, serves as our Executive Vice President and Chief Operating Officer T-Mobile Business. In this role, Mr. Alling is in charge of customer-facing activities for a subscription base of over 31 million users. Mr. Alling has served as the Chief Operating Officer of T-Mobile USA since August 2009. Before joining T-Mobile USA, Mr. Alling worked as a President of Starbucks Coffee Company, a global coffee company and coffeehouse chain, for eleven years, until July 2008. Mr. Alling began his career in 1985 at Nestle S.A., where he held various senior management positions in the packaged goods marketing sector before eventually becoming a VP/General Manager for Nestle USA. Mr. Alling received a Bachelor of Arts degree from DePauw University in Greencastle, Indiana with a double major in Economics and Spanish; he then obtained a Master of International Management degree from the Thunderbird School of International Management.

David R. Carey, age 60, serves as our Executive Vice President, Corporate Services, responsible for leading the Enterprise Program Office, Corporate Communications, Corporate Real Estate, Corporate Responsibility and the CEO Staff. Mr. Carey has also served in the same role with T-Mobile USA since February 2013. Before joining T-Mobile USA, from October 2011 to March 2013, Mr. Carey served as the CEO and Founder of TeleScope Advisors, LLC, an advisory firm specializing in telecommunications. Mr. Carey served as Executive Vice President at Global Crossing Limited, a telecommunications company, from September 1999 to October 2011. Mr. Carey’s career spans 35 years in the telecom and energy services industries. His experience in telecom includes leadership positions at AT&T, LG&E Energy, Frontier Communications and Global Crossing. He currently serves on the advisory board of Hewlett-Packard Corporation. Mr. Carey holds a Master of Science in Management Science from the Massachusetts Institute of Technology, where he was appointed to a Sloan Fellowship, and received his Bachelor of Science degree at Clarkson University.

J. Braxton Carter, age 55, serves as our Executive Vice President and Chief Financial Officer, and is responsible for leading the financial functions of the Company. Mr. Carter served as MetroPCS’s Chief Financial Officer from February 2008 until the consummation of the Business Combination Transaction. Mr. Carter also served as MetroPCS’s Vice Chairman from May 2011 until the consummation of the Business Combination Transaction. From March 2005 to February 2008, he was Senior Vice President and Chief Financial Officer and from February 2001 to March 2005 he was Vice President, Corporate Operations of MetroPCS. Mr. Carter also has extensive senior management experience in the retail industry and spent ten years in public accounting. Mr. Carter is a certified public accountant. Mr. Carter presently serves on the Board of Directors of, and as Chairman of the Audit Committee of, e-Rewards, Inc., and serves on the Board of Advisors of Amdocs Limited. Mr. Carter received a Bachelor of Science degree from The University of Colorado with a major in accounting.

Alexander Andrew (Drew) Kelton, age 55, serves as our Executive Vice President, Business-to-Business (B2B), responsible for leading the B2B organization, helping to redefine the B2B wireless experience for our business customers, and growing market share in this important segment. Mr. Kelton has also served as T-Mobile USA’s Executive Vice President of B2B since April 2013. Previously, Mr. Kelton served as President of Bharti Airtel Business, a leading Indian global telecommunications company, from June 2010 to April 2013. Before that, he served as the Managing Director for Telstra Corporation Limited, an Australian telecommunications and media company, responsible for international operations, from May 2002 to June 2010. Previously, Mr. Kelton held executive posts with Asia Global Crossing Limited, a telecommunications company, and Saturn Global Network Services Holdings Limited, an international provider of end-to-end managed voice and data services. Mr. Kelton has also held a variety of international sales, marketing, product and engineering roles with Timeplex, LLC, a provider of networking systems and support services, and The Plessey Co. plc., a British-based international electronics, defense and telecommunications company. Mr. Kelton serves on the board of directors of Mobile Active (Australia), a mobile advertising, design and development company, and the board of directors of Limas StockWatch (Indonesia), a financial services information company. Mr. Kelton received a Bachelor of Science degree in electronics and electrical engineering from the University of Western Scotland.

Peter A. Ewens, age 51, serves as our Executive Vice President, Corporate Strategy. He leads the Company’s corporate strategy, business development and M&A activities, which include spectrum strategy and acquisitions, co-brand partnerships, and T-Mobile’s participation as a founding partner in the Isis mobile commerce joint venture with AT&T and Verizon Wireless. Mr. Ewens has also served as Executive Vice President and Chief Strategy Officer of T-Mobile USA since July 2010. From April 2008 until July 2010, Mr. Ewens was Senior Vice President, Corporate Strategy at T-Mobile USA. Before joining T-Mobile USA, Mr. Ewens was Vice President of OEM Business at Sun Microsystems, a computer software and information technology services company, from June 2006 through March 2008. Before that, Mr. Ewens was a partner at McKinsey & Company, a global management consulting firm. Mr. Ewens received a Master of Science in Management from the Sloan School at Massachusetts Institute of Technology, and Master’s and Bachelor’s degrees in Electrical Engineering from the University of Toronto.

Thomas C. Keys, age 55, serves as our Executive Vice President and Chief Operating Officer MetroPCS Business, responsible for leading the operations of the MetroPCS business unit including all customer-facing activities related to the MetroPCS brands. Mr. Keys served as MetroPCS’s President from May 2011 until the consummation of the Business Combination Transaction, and as Chief Operating Officer since June 2007. Mr. Keys also served as MetroPCS’s President from June 2007 to December 2007, Senior Vice President, Market Operations, West, from January 2007 until June 2007, and as Vice President and General Manager, Dallas, from April 2005 until January 2007. Mr. Keys received a Bachelor of Arts degree from State University of New York at Oswego, and a Master of Arts from Syracuse University.

David A. Miller, age 53, serves as our Executive Vice President, General Counsel and Secretary. Mr. Miller oversees all legal affairs and government affairs functions of the Company. Mr. Miller has also served as T-Mobile USA’s Chief Legal Officer, Executive Vice President, General Counsel and Secretary. Mr. Miller was appointed Senior Vice President and General Counsel of T-Mobile USA in April 2002 and Executive Vice President in January 2011. Previously, Mr. Miller served as Director of Legal Affairs for Western Wireless (a predecessor to T-Mobile USA) from March 1995 to May 1999, and he became Vice President of Legal Affairs of VoiceStream Wireless Corporation in May 1999 following its spin-off from Western Wireless. VoiceStream Wireless was acquired by Deutsche Telekom in May 2001, when it became T-Mobile USA. Prior to joining Western Wireless, Mr. Miller was an attorney with the law firm of Lane Powell and began his law career as an attorney with the firm McCutchen, Doyle, Brown and Enersen (now Bingham McCutchen). Mr. Miller serves on the Board of Directors of the Competitive Carriers Association and is a member of its Executive Committee. Mr. Miller received a Bachelor’s degree in Economics from the University of Washington and a Juris Doctor from Harvard Law School.

Larry L. Myers, age 58, serves as our Executive Vice President, Human Resources. Mr. Myers is responsible for leading the human resources function that supports approximately 38,000 employees across the country. Mr. Myers has also served as Executive Vice President of Human Resources and Chief People Officer of T-Mobile USA since June 2008. From January 2001 to May 2008, Mr. Myers served as senior vice president of human resources for Washington Group International, a corporation which provided integrated engineering, construction, and management services to businesses and governments around the world. Mr. Myers has more than 35 years of experience in human resources management. Mr. Myers received degrees in sociology and business administration from Idaho State University.

Neville R. Ray, age 51, serves as our Executive Vice President and Chief Technology Officer. Mr. Ray joined T-Mobile USA (then VoiceStream) in April 2000 and since December 2010 has served as its Chief Technology Officer, responsible for the national management and development of the T-Mobile USA wireless network and the company’s IT services and operations. Prior to joining T-Mobile USA, from September 1996 to September 1999, Mr. Ray served as Network Vice President for Pacific Bell Mobile Services. He is Chairperson of 4G Americas, which promotes and facilitates the seamless deployment throughout the Americas of the 3GPP family of technologies, including HSPA, HSPA+, and LTE. He has also served as a member of the National Telecommunications and Information Administration’s Commerce Spectrum Management Advisory Committee (CSMAC) and the Federal Communications Commission’s Communications Security, Reliability and Interoperability Council (CSRIC). Mr. Ray is an honors graduate of The City University of London and a member of the Institution of Electrical and Electronic Engineers and the Institution of Civil Engineers.

G. Michael (Mike) Sievert, age 44, serves as our Executive Vice President and Chief Marketing Officer. Mr. Sievert is responsible for strategic development and execution of all marketing, product development, and pricing programs and activities for the Company. Mr. Sievert has also served as Executive Vice President and Chief Marketing Officer of T-Mobile USA since November 2012. Prior to joining T-Mobile USA, Mr. Sievert was an entrepreneur and investor involved with several Seattle-area start-up companies, most recently serving as CEO of Discovery Bay Games, a maker of accessories and add-ons for tablet computers, from April 2012 to November 2012. From April 2009 to June 2011, he was Chief Commercial Officer at Clearwire Corporation, a broadband communications provider, responsible for all customer-facing operations. From February 2008 to January 2009, Mr. Sievert was co-founder and CEO of Switchbox Labs, Inc., a consumer technologies developer, leading up to its sale to Lenovo. He also served from January 2005 to February 2008 as Corporate Vice President of the worldwide Windows group at Microsoft Corporation, responsible for global product management and P&L performance for that unit. Prior to Microsoft, he served as Executive Vice President and Chief Marketing Officer at AT&T Wireless for three years. He also served as Chief Sales and Marketing officer at E*TRADE Financial and began his career with management positions at Procter & Gamble and IBM. He has served on the boards of Rogers Wireless in Canada, Switch & Data Corporation, and a number of technology start-ups. Mr. Sievert received a Bachelor’s degree in Economics from the Wharton School at the University of Pennsylvania.

Directors

Timotheus Höttges, age 51, has served as a director of the Company and Chairman of our board of directors since April 30, 2013, and is a member and chair of the Executive Committee of our board. Mr. Höttges also serves as the Deputy Chief Executive Officer (since January 2013) and as Chief Financial Officer (since March 2009) of Deutsche Telekom AG, our controlling stockholder and a leading integrated telecommunications company, and has been a member of the Board of Management of Deutsche Telekom responsible for Finance and Controlling since March 2009. From December 2006, when he was first appointed to the board, until his appointment as Chief Financial Officer of Deutsche Telekom, he was the Group Board of Management member responsible for the T-Home Unit. From January 2003 to December 2006, Mr. Höttges headed European operations as a member of the Board of Management, T-Mobile International. Mr. Höttges studied Business Administration at the University of Cologne. Mr. Höttges’s individual qualifications and skills that led to the conclusion that he should serve as a director include his extensive and broad experience in the telecommunications industry gained through his positions of increasing responsibility in operations, corporate planning, mergers and acquisitions and finance.

W. Michael Barnes, age 71, has served as a director of the Company since May 2004 and is a member of the Audit Committee of our board of directors. Until the Business Combination Transaction was consummated on April 30, 2013, Dr. Barnes served as the chair of the Audit Committee of our board of directors and also served on the Compensation Committee. Dr. Barnes held several positions at Rockwell International Corporation, a multi-industry company in high technology businesses including aerospace, commercial and defense electronics, telecommunication equipment, industrial automation systems and semi-conductor products manufacturing, between 1968 and 2001, including Senior Vice President, Finance & Planning, and Chief Financial Officer from 1991 through 2001. Dr. Barnes has served as a director of Advanced Micro Devices, Inc. since 2003 where he serves as Chairman of the Audit and Finance Committee and is a member of the Nominating and Corporate Governance Committee. Dr. Barnes holds a Ph.D. in operations research from Texas A&M University. He also holds Bachelor’s and Master’s degrees in industrial engineering from Texas A&M University. Dr. Barnes’s individual qualifications and skills that led to the conclusion that he should serve as a director include his extensive financial management and strong understanding of high technology related business.

Srikant Datar, age 59, has served as a director of the Company since April 30, 2013 and is a member and chair of the Audit Committee of our board of directors. Dr. Datar is the Arthur Lowes Dickinson Professor at the Graduate School of Business Administration at Harvard University. Dr. Datar is a Chartered Accountant and planner in industry, and has been a professor of accounting and business administration at Harvard since July 1996, and he previously served as a professor at Stanford University and Carnegie Mellon University. Dr. Datar currently serves on the board of directors of Novartis AG, where he is also the Chairman of the Audit and Compliance Committee, and a member of the Chairman’s Committee, the Risk Committee and the Compensation Committee. Dr. Datar is also a member of the boards of directors of ICF International Inc., where he is a member of the Corporate Governance and Nominating Committee; Stryker Corporation, where he is a member of the Audit and Finance Committees; and HCL Technologies, where he is a member of the Compensation Committee. Dr. Datar received gold medals upon his graduation from the Indian Institute of Management, Ahmedabad, and the Institute of Cost and Works Accountants of India. Dr. Datar received a Masters in Statistics and Economics and a Ph.D. in Business from Stanford University. Dr. Datar’s individual qualifications and skills that led to the conclusion that he should serve as a director include his service on boards of international companies, his substantial teaching and practical experience in accounting, governance and risk management, and his academic and broad-based knowledge and experience of strategy, business and finance.

Lawrence H. Guffey, age 45, has served as a director of the Company since April 30, 2013, and is a member of the Compensation Committee and Nominating and Corporate Governance Committee of our board of directors. Since September of 1991, Mr. Guffey has been with The Blackstone Group, presently serving as Senior Managing Director, Private Equity Group. The Blackstone Group is an asset management and financial services company. Mr. Guffey has led many of The Blackstone Group’s media and communications investment activities and manages Blackstone Communications Advisors. Mr. Guffey has been a Member of the Supervisory Board at Deutsche Telekom AG since June 2006. He was a director of New Skies Satellites Holdings Ltd. from January 2005 to December 2007, Axtel SA de CV since October 2000, FiberNet L.L.C. from 2001 until 2003, iPCS Inc. from August 2000 to September 2002, PAETEC Holding Corp. from February 2000 to 2002, and Commnet Cellular Inc. from February 1998 to December 2001. He served as a director of TDC A/S from February 2006 to March 2013. He holds a Bachelor of Arts degree from Rice University, where he was elected to Phi Beta Kappa. Mr. Guffey’s individual qualifications and skills that led to the conclusion that he should serve as a director include his extensive experience on other company boards, particularly those of other companies in the telecommunications industry including Deutsche Telekom AG, T-Mobile US’s controlling stockholder and a leading integrated telecommunications company.

Raphael Kübler, age 50, has served as a director of the Company since April 30, 2013, and is a member of the Compensation Committee and Executive Committee of our board of directors. Mr. Kübler also serves as a Senior Vice President Group Controlling at Deutsche Telekom AG, T-Mobile US’s controlling stockholder and a leading integrated telecommunications company, where he is responsible for the financial planning, analysis and steering of the overall Deutsche Telekom Group as well as the financial management of central headquarters and shared services of the Deutsche Telekom Group, a position he has held since July 2009. From November 2003 to June 2009, Mr. Kübler served as Chief Financial Officer of T-Mobile Deutschland GmbH, the mobile operations of Deutsche Telekom AG in Germany now known as Telekom Deutschland GmbH (a wholly-owned subsidiary of Deutsche Telekom). Mr. Kübler presently serves on the boards of T-Systems International, where he is a member of the Supervisory Board and Chairman of the Audit Committee; and Deutsche Telekom Kundenservices GmbH, the customer services subsidiary of Deutsche Telekom AG, where he is a member of the Supervisory Board. Mr. Kübler studied Business Administration at H.E.C. in Paris and the Universities of Bonn and Cologne. He holds a doctoral degree from the University of Cologne. Mr. Kübler’s individual qualifications and skills that led to the conclusion that he should serve as a director include his extensive experience in the telecommunications industry, financial and accounting expertise and specific knowledge of the company gained through his position as an executive officer of Deutsche Telekom AG, T-Mobile US’s controlling stockholder, and his service on the Audit Committee of the Board of Directors of T-Mobile USA prior to the consummation of the Business Combination Transaction.

Thorsten Langheim, age 47, has served as a director of the Company since April 30, 2013 and is a member of the Nominating and Corporate Governance Committee and Executive Committee of our board of directors. Mr. Langheim also serves as Senior Vice President Group Corporate Development of Deutsche Telekom, T-Mobile US’s controlling stockholder and a leading integrated telecommunications company, a position he has held since November 2009. In his current role, he manages Deutsche Telekom’s Corporate Strategy and Group M&A activities. Prior to his position at Deutsche Telekom, Mr. Langheim was Managing Director at the Private Equity Group of The Blackstone Group, an asset management and financial services company, from May 2004 to June 2009, primarily focusing on private equity investments in Germany. Mr. Langheim is a member of the Supervisory Board of Scout24. Previously, Mr. Langheim served on the boards of STRATO AG and T-Venture Holding GmbH. Mr. Langheim holds a Master of Science degree in International Securities, Investment and Banking from the ISMA Centre for Education and Research at the University of Reading. Mr. Langheim holds a Bachelor’s degree in European Finance and Accounting from the University in Bremen (Germany) and Leeds Business School (United Kingdom). Mr. Langheim’s individual qualifications and skills that led to the conclusion that he should serve as a director include his extensive experience in strategic development and mergers and acquisitions, private equity and investment banking and in-depth knowledge of the telecommunications industry.

René Obermann, age 50, has served as a director of the Company since April 30, 2013 and is a member of the Compensation Committee and Executive Committee of our board of directors. As reported in our Current Report on Form 8-K, filed on October 25, 2013, Mr. Obermann has resigned from our board of directors, effective November 15, 2013. Since November 2006, Mr. Obermann has been the Chief Executive Officer and Chairman of the Management Board of Deutsche Telekom AG, T-Mobile US’s controlling stockholder and a leading integrated telecommunications company. He joined the Deutsche Telekom Group in 1998 as Director of Sales and Member of the Board of Management of T-Mobile Deutschland GmbH. Since then, Mr. Obermann has held several positions with increasing responsibility within the group and became CEO of T-Mobile International AG & Co. KG and Member of the Board of Management of Deutsche Telekom AG in 2002. He further serves as a Chairman of the Supervisory Board of T-Systems International GmbH, Frankfurt, a subsidiary of Deutsche Telekom AG. In May 2011, he was appointed to the Supervisory Board of the Düsseldorf-based E.ON AG. Mr. Obermann’s individual qualifications and skills that led to the conclusion that he should serve as a director include his extensive experience in the telecommunications industry and specific knowledge of the company gained through his position as Chief Executive Officer of Deutsche Telekom AG, T-Mobile US’s controlling stockholder.

James N. Perry, Jr., age 53, has been a director of the Company since November 2005 and is a member of the Audit Committee and Executive Committee of our board of directors. Prior to the consummation of the Business Combination Transaction, he also served as a member of the Nominating and Corporate Governance Committee, the Audit Committee and the Finance & Planning Committee of the board until it was dissolved following the consummation of the Business Combination Transaction. Mr. Perry is a Managing Director of Madison Dearborn Partners, LLC, a Chicago-based private equity investing firm that he co-founded in 1992, where he specializes in investing in companies in the telecommunications, media and technology services industries. A private equity fund managed by Madison Dearborn Partners, LLC is an investor in T-Mobile US. Mr. Perry also presently serves as a director of Univision Communications, Inc. Mr. Perry previously served on the board of directors of Nextel Partners from July 2003 to June 2006 and the board of directors of Cbeyond, Inc. from March 2000 until July 2010. Mr. Perry received a Bachelor’s degree from the University of Pennsylvania and an MBA from the University of Chicago. Mr. Perry’s individual qualifications and skills that led to the conclusion that he should serve as a director include his extensive experience in private equity, and in particular his experience investing in companies in the telecommunications industry.

Teresa A. Taylor, age 50, has served as a director of the Company since April 30, 2013 and is a member of and chair of the Compensation Committee of our board of directors. Ms. Taylor served as Chief Operating Officer of Qwest Communications, Inc., a telecommunications carrier, from August 2009 to April 2011. She served as Qwest’s Executive Vice President, Business Markets Group, from January 2008 to April 2009 and served as its Executive Vice President and Chief Administrative Officer from December 2005 to January 2008. Ms. Taylor served in various positions with Qwest and the former US West beginning in 1987. During her 24-year tenure with Qwest and US West, she held various leadership positions and was responsible for strategic planning and execution, sales, marketing, product development, human resources, corporate communications and social responsibility. Ms. Taylor also is a director of First Interstate BancSystem, Inc. and NiSource, Inc. She also serves as an executive advisor to Governor Hickenlooper of Colorado, assisting the Office of Economic Development and International Trade. Ms. Taylor received a Bachelor of Science degree from the University of Wisconsin-LaCrosse. Ms. Taylor’s individual qualifications and skills that led to the conclusion that she should serve as a director include her extensive experience in the technology, media and the telecommunications sectors, including her knowledge regarding strategic planning and execution, technology development, human resources, labor relations and corporate communications.

Kelvin R. Westbrook, age 58, has served as a director of the Company since April 30, 2013, is a member and chair of the Nominating and Corporate Governance Committee of our board of directors, and is a member of the Compensation Committee of the board. Mr. Westbrook is President and Chief Executive Officer of KRW Advisors, LLC, a consulting and advisory firm, a position he has held since October 2007. Since 2003, Mr. Westbrook has also been a Director of Archer-Daniels-Midland Company (“ADM”). Mr. Westbrook currently serves as the Chairman of ADM’s Compensation/Succession Committee. Mr. Westbrook also served as Chairman and Chief Strategic Officer of Millennium Digital Media Systems, L.L.C. (“MDM”), a broadband services company, that later changed its name to Broadstripe LLC, from September 2006 until October 2007. Mr. Westbrook was also President and Chief Executive Officer of MDM from May 1997 until October 2006. Broadstripe, LLC (formerly MDM) and certain of its affiliates filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 2009, approximately fifteen months after Mr. Westbrook resigned. Mr. Westbrook has also served as a director and member of the Audit Committee of Stifel Financial Corp. since August 2007, as a director of Angelica Corporation from February 2001 to August 2008 and as Trust Manager since May 2008, and chair of the Audit Committee since March 2012, of Camden Property Trust. Mr. Westbrook received an undergraduate degree in Business Administration from the University of Washington and a Juris Doctor degree from Harvard Law School. Mr. Westbrook’s individual qualifications and skills that led to the conclusion that he should serve as a director include his extensive experience on other public company boards, knowledge of the telecommunications industry, and legal, media, marketing and risk analysis expertise.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), U.S. Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect, which could result in U.S. federal income and estate tax consequences different than those summarized below. We have not sought a ruling from the Internal Revenue Service (the “IRS”), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary does not address any tax considerations arising under the laws of any state, local, non-U.S. or other taxing jurisdiction and is limited to investors who hold or will hold our common stock as a capital asset for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax considerations that may be important to a particular investor in light of the investor’s circumstances or to certain categories of non-U.S. investors that may be subject to special rules, such as:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt entities or tax-qualified retirement plans;

•	real estate investment trusts or regulated investment companies;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

If an entity classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Accordingly, partnerships considering an investment in our common stock and partners in such partnerships should consult their tax advisors.

The following discussion of material U.S. federal income and estate tax consequences to non-U.S. holders is for general information only. You are urged to consult your own tax advisor with respect to the application of the U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under other U.S. federal tax laws (such as gift tax laws) or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, except as modified for estate tax purposes (as discussed below), you are a non-U.S. holder if you are a beneficial owner of shares that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust other than (i) an individual who is a U.S. citizen or U.S. resident alien, (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the primary supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions, or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If you are an individual, you may be deemed to be a U.S. resident alien by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. U.S. resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such individuals should consult their tax advisors.

Distributions on Common Stock

If we make distributions on our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your adjusted tax basis in our common stock (determined separately on a share by share basis), but not below zero, and then will be treated as gain from the sale of stock.

Subject to the discussions below regarding backup withholding and foreign accounts, any dividend paid to you generally will be subject to withholding either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN (or other applicable form) properly certifying qualification for the reduced rate. If you are eligible for a reduced rate of withholding pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business are exempt from withholding. In order to claim this exemption, you must provide us with an IRS Form W-8ECI (or other applicable form) properly certifying exemption. Any such dividends, although not subject to withholding, are generally taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits, unless an applicable income tax treaty provides otherwise. In addition, if you are a corporate non-U.S. holder, you may also be subject to a branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, on your effectively connected earnings and profits, subject to adjustments.

Gain on Disposition of Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, you generally will not be subject to U.S. federal income or withholding tax on any gain realized upon a sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock (the “applicable period”).

If you are described in the first bullet above, you will be required to pay tax on the gain derived from the sale or other disposition at the same graduated U.S. federal income tax rates applicable to U.S. persons (net of certain deductions and credits), and if you are a corporate non-U.S. holder, you may be subject to a branch profits tax on your effectively connected earnings and profits (subject to adjustments) at a rate of 30%, or at such lower rate as may be specified by an applicable income tax treaty.

If you are described in the second bullet above, unless an applicable income tax treaty provides otherwise, you will be required to pay a flat 30% tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of such regularly traded common stock at some time during the applicable period.

Additional Tax on Net Investment Income

Certain U.S. holders that are not corporations and whose income exceeds certain thresholds generally are subject to a 3.8% tax (the “Medicare tax”) on their “net investment income” for a taxable year. A U.S. holder’s net investment income generally includes any dividend income or gain recognized by such U.S. holder with respect to our common stock, unless such dividend or gain is derived in the ordinary course of the conduct of such U.S. holder’s trade or business (other than a trade or business that consists of certain passive or trading activities).

It is unclear whether the Medicare tax applies to non-U.S. holders that are estates or trusts and that have one or more U.S. beneficiaries. Prospective non-U.S. holders that are estates or trusts with one or more U.S. beneficiaries should consult their tax advisors with respect to the application of the Medicare tax to their purchase, ownership and disposition of our common stock.

Federal Estate Tax

Any of our common stock beneficially owned (or deemed to be owned) by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any, regardless of whether withholding is reduced or eliminated by an applicable tax treaty. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on our common stock will be subject to backup withholding at a current rate of 28% unless you establish your non-U.S. status, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8.

Information reporting and, depending on the circumstances, backup withholding, will apply to the gross proceeds of a disposition of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies that it is a non-U.S. holder or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability, if any, and may entitle you to a refund, provided that the required information or returns are furnished to the IRS in a timely manner.

Foreign Accounts

A new withholding tax at a rate of 30% generally will be imposed on payments to certain foreign entities (including financial institutions, which include hedge funds, private equity funds, mutual funds, securitization vehicles and other investment vehicles regardless of size, and including, in certain instances, where such entities are acting as intermediaries) of dividends on and the gross proceeds of dispositions of stock, unless certain U.S. information reporting and due diligence requirements that generally relate to ownership by U.S. persons of interests in or accounts with those entities have been satisfied. These withholding requirements are phased in for dividend payments made on or after July 1, 2014, and for payments of gross proceeds of dispositions of stock made on or after January 1, 2017. You should consult your tax advisor regarding the possible implications of these withholding requirements on your investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, Morgan Stanley & Co. LLC, Goldman, Sachs & Co., J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as joint book-running managers, and Mitsubishi UFJ Securities (USA), Inc. is acting as co-manager. The underwriters have severally agreed to purchase, and we have agreed to sell to them, severally the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc
Mitsubishi UFJ Securities (USA), Inc.
Total	66,150,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives, including in connection with sales of unsold allotments of common stock or subsequent sales of common stock purchased by the representatives in stabilizing and related transactions.

We granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 6,615,000 additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to additional shares of our common stock.

	Per Share	Total No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, are approximately $         million, which includes legal, accounting and printing costs and various other fees associated with the registration of the common stock to be sold pursuant to this prospectus.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock is listed on the New York Stock Exchange under the symbol “TMUS.”

We and all of our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, we and they will not, during the period ending 90 days after the date of this prospectus, subject to certain exceptions, dispose of or hedge any of our common stock or securities convertible into or exchangeable for common stock. Pursuant to the terms of the Stockholder’s Agreement, Deutsche Telekom is only permitted to sell its shares of our common stock during an 18 month lock-up period that began April 30, 2013 (i) if approved by our board of directors (including a majority of directors not affiliated with Deutsche Telekom), (ii) in transactions in which all of our other stockholders participate on the same basis, or (iii) subject to certain limitations (including that resales by any transferee will be subject to the same limitations), in non-public sales. We and Deutsche Telekom have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, during the period ending 90 days after the date of this prospectus we will not approve any request from Deutsche Telekom for any consent or waiver with respect to any transfer of shares by Deutsche Telekom that requires the approval of our board of directors pursuant to the terms of the Stockholder’s Agreement, and Deutsche Telekom will not request any consent or waiver with respect to any such transfer.

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

From time to time, certain of the underwriters and/or their respective affiliates may provide investment banking services to us. In addition, affiliates of certain of the underwriters are our customers and the contracts governing such relationships were entered into at arm’s length and on customary terms. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or securities of our subsidiaries, including T-Mobile USA, Inc.’s senior notes. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. The underwriters and their affiliates have in the past engaged, currently engage and may in the future engage, in transactions with and perform services for, including commercial banking, financial advisory and investment banking services, us and our affiliates in the ordinary course of business for which they have received or will receive customary fees and expenses.

We and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders.

Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each referred to as a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive.

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the shares would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantors; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers.

The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore.

Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares offered in this prospectus have not been registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this Prospectus, or the Shares, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The Shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The Shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by the Company from time to time.

This document as well as any other material relating to the Shares is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the Company. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this Prospectus, or the Shares, may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Shares offered should conduct their own due diligence on the Shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

Perkins Coie LLP, Seattle, Washington, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of common stock being offered by this prospectus supplement. The underwriters have been represented by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The audited historical financial statements of T-Mobile USA, Inc. incorporated in this prospectus by reference to Exhibit 99.1 to T-Mobile US, Inc.’s Current Report on Form 8-K dated June 18, 2013, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of MetroPCS Communications, Inc. and subsidiaries incorporated in this prospectus supplement by reference from MetroPCS Communications, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012 and the effectiveness of MetroPCS Communications, Inc.’s and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement is part of a registration statement on Form S-3 that we filed with the SEC. That registration statement contains more information than this prospectus supplement and the accompanying prospectus regarding us and our securities, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed below or from the SEC’s website.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our filings with the SEC are also available on our website at www.t-mobile.com. The information on our website is not incorporated by reference in this prospectus and you should not consider it a part of this prospectus supplement or the accompanying prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and later information filed with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents subsequently filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange

Act, prior to the termination of the offering under this prospectus supplement (other than information deemed furnished and not filed in accordance with SEC rules, including Items 2.02 and 7.01 of Form 8-K):

•	Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 1, 2013;

•

Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 (filed with the SEC on April 25, 2013), June 30, 2013 (filed with the SEC on August 8, 2013), and September 30, 2013 (filed with the SEC on November 7, 2013);

•

Current Reports on Form 8-K filed with the SEC on February 7, 2013 (two filings), February 26, 2013, March 14, 2013, March 22, 2013, April 15, 2013, April 24, 2013, May 2, 2013, May 8, 2013, June 4, 2013, June 10, 2013, June 18, 2013, August 14, 2013 (two filings), August 22, 2013, October 11, 2013, October 25, 2013, November 7, 2013, and November 8, 2013, and the Current Reports on Form 8-K/A filed on May 8, 2013 and June 4, 2013; and

•

The description of our common stock contained in the Registration Statement on Form 8-A/A filed with the SEC on May 2, 2013 including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

David A. Miller

Executive Vice President, General Counsel and Secretary

T-Mobile US, Inc.

12920 SE 38th Street

Bellevue, Washington 98006

(425) 383-4000

PROSPECTUS

T-MOBILE US, INC.

Common Stock

Preferred Stock

Guarantees of Debt Securities of T-Mobile USA, Inc.

T-MOBILE USA, INC.

Debt Securities

T-Mobile US, Inc., a Delaware corporation, and its wholly-owned subsidiary, T-Mobile USA, Inc., a Delaware corporation, may, from time to time, offer to sell, in one or more offerings, the securities described in this prospectus. In addition, selling securityholders who may be named in a prospectus supplement may offer and sell from time to time securities in such amounts as set forth in such prospectus supplement. The specific terms of any securities to be offered will be described in a supplement to this prospectus.

The securities may be sold to or through one or more underwriters, dealers or agents, or directly to investors, on a continuous or delayed basis. See “Plan of Distribution.”

The common stock of T-Mobile US, Inc. is listed on The New York Stock Exchange under the symbol “TMUS.”

Investing in our securities involves risks. See “Risk Factors” on page 4 of this prospectus, and any applicable prospectus supplement, and in the documents which are incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 7, 2013.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, we and/or certain securityholders may offer and sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we and/or certain securityholders may offer. Each time we use this prospectus to offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices, and terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus does not contain all the information provided in the registration statement filed with the SEC. You should carefully read both this prospectus and any prospectus supplement together with the additional information described below under “Where You Can Find More Information” and “Information Incorporated By Reference” before you make an investment decision.

You should rely only on the information contained in or incorporated by reference into this prospectus or any accompanying prospectus supplement. We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus, or in any prospectus supplement, is accurate as of any date other than its date regardless of the time of delivery of the prospectus or prospectus supplement or any sale of the securities.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in a prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. See “Information Incorporated By Reference.”

This prospectus and any accompanying prospectus supplement may include trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included in this prospectus are the property of their respective owners.

In this prospectus, unless the context indicates otherwise, references to “T-Mobile,” the “Company,” “our Company,” “we,” “our,” “ours” and “us” refer to T-Mobile US, Inc. T-Mobile US, Inc. has no operations separate from its investment in T-Mobile USA, Inc. (“T-Mobile USA”). Accordingly, unless otherwise noted, all of the financial information in this prospectus is presented on a consolidated basis of T-Mobile. References to “you” refers to a prospective investor.

ABOUT US

Our Company

T-Mobile is a national provider of mobile communications services capable of reaching over 280 million Americans. Our objective is to be the simpler choice for a better mobile experience. Our intent is to bring this proposition to life across all our brands, including T-Mobile, MetroPCS, and GoSmart, and across our major customer base of retail, wholesale and business (B2B) consumers.

We generate revenue by offering affordable postpaid and prepaid wireless voice, messaging and data services, as well as mobile broadband and wholesale wireless services. We provided service to approximately 45 million customers through our nationwide network as of September 30, 2013. We also generate revenues by offering a wide selection of wireless handsets and accessories, including smartphones, wireless-enabled computers such as notebooks and tablets, and data cards which are manufactured by various suppliers. Our most significant expenses are related to acquiring and retaining customers, maintaining and expanding our network, and compensating employees.

Transaction

On April 30, 2013, the transactions contemplated by the Business Combination Agreement (the “Business Combination Agreement”), dated October 3, 2012, by and among Deutsche Telekom AG (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a direct wholly-owned subsidiary of Deutsche Telekom (“Global”), T-Mobile Global Holding GmbH, a direct wholly-owned subsidiary of Global (“Holding”), T-Mobile USA, Inc., formerly a direct wholly-owned subsidiary of Holding, and T-Mobile US, Inc. (formerly known as MetroPCS Communications, Inc.) were consummated. Pursuant to the terms of the Business Combination Agreement, among other things:

•	our certificate of incorporation was amended and restated to, among other things, effect a recapitalization that included a reverse stock split pursuant to which each share of our common stock outstanding as of the effective time of the reverse stock split now represents one-half of a share of our common stock;

•	as part of the recapitalization, we made a payment in cash, which we refer to as the cash payment, in the aggregate amount of $1.5 billion, without interest (or approximately $4.05 per share pre-reverse stock split of common stock), to the record holders of our common stock immediately following the effective time of the reverse stock split;

•	immediately following the cash payment, we acquired from Deutsche Telekom’s subsidiary, Holding, all of the shares of capital stock of T-Mobile USA in consideration for newly-issued shares of common stock representing approximately 74% of our outstanding common stock on a fully-diluted basis;

•	our name was changed from “MetroPCS Communications, Inc.” to “T-Mobile US, Inc.”; and

•	we and Deutsche Telekom entered into a Stockholder’s Agreement, which we refer to as the Stockholder’s Agreement, which sets forth certain governance, registration and other rights of Deutsche Telekom. See “Description of Capital Stock.”

In addition, following the closing of the transactions summarized above, MetroPCS, Inc., a direct wholly-owned subsidiary of ours, merged with and into its direct wholly-owned subsidiary MetroPCS Wireless, Inc., with MetroPCS Wireless, Inc. continuing as the surviving entity and, immediately thereafter, MetroPCS Wireless, Inc. merged with and into T-Mobile USA, with T-Mobile USA continuing as the surviving entity and our wholly-owned subsidiary. We refer to the transactions contemplated by the Business Combination Agreement collectively as the Business Combination Transaction.

In connection with the Business Combination Transaction, T-Mobile USA issued notes in an aggregate principal amount of $11.2 billion to Deutsche Telekom to refinance certain intercompany indebtedness between

T-Mobile USA and its subsidiaries and Deutsche Telekom and its subsidiaries (other than T-Mobile USA and its subsidiaries). In addition, Deutsche Telekom made available for the benefit of T-Mobile USA a revolving unsecured credit facility with a maximum principal amount of $500.0 million to be used for working capital and other general corporate purposes.

Although T-Mobile US, Inc. (formerly known as MetroPCS Communications, Inc.) was the legal acquirer of T-Mobile USA, Inc. in the Business Combination Transaction, for accounting purposes, the Business Combination Transaction is treated as a “reverse acquisition,” and T-Mobile USA is treated as the accounting acquirer. As a result of reverse acquisition accounting, T-Mobile USA’s historical financial statements have become our financial statements for financial reporting purposes after the consummation of the Business Combination Transaction.

RISK FACTORS

An investment in our securities involves risks. You should carefully consider the risks described in the sections entitled “Risk Factors” in any prospectus supplement and those set forth in documents incorporated by reference in this prospectus and any applicable prospectus supplement, as well as other information in this prospectus and any applicable prospectus supplement, before purchasing any of our securities. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we deem immaterial may also impair our business, financial condition, results of operations and prospects.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our filings with the SEC are also available on our website at www.t-mobile.com. The information on our website is not incorporated by reference in this prospectus or any prospectus supplement and you should not consider it a part of this prospectus or any accompanying prospectus supplement.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any accompanying prospectus supplement, and later information filed with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents subsequently filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering under this prospectus and any prospectus supplement (other than information deemed furnished and not filed in accordance with SEC rules, including pursuant to Items 2.02 and 7.01 of Form 8-K or corresponding information furnished under Item 9.01 or included in a furnished exhibit):

•	Annual Report on Form 10-K for the year ended December 31, 2012 (filed with the SEC on March 1, 2013);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 (filed with the SEC on April 25, 2013), June 30, 2013 (filed with the SEC on August 8, 2013), and September 30, 2013 (filed with the SEC on November 7, 2013);

•	Current Reports on Form 8-K filed with the SEC on February 7, 2013 (two filings), February 26, 2013, March 14, 2013, March 22, 2013, April 15, 2013, April 24, 2013, May 2, 2013, May 8, 2013, June 4, 2013, June 10, 2013, June 18, 2013, August 14, 2013 (two filings), August 22, 2013, October 11, 2013, October 25, 2013, and November 7, 2013, and the Current Reports on Form 8-K/A filed on May 8, 2013 and June 4, 2013; and

•	The description of our common stock contained in the Registration Statement on Form 8-A/A filed with the SEC on May 2, 2013 including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

David A. Miller

Executive Vice President, General Counsel and Secretary

T-Mobile US, Inc.

12920 SE 38th Street

Bellevue, Washington 98006

(425) 383-4000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus, the documents incorporated by reference or our other public statements include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including information concerning our possible or assumed future results of operations, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipates,” “believes,” “estimates,” “expects,” or similar expressions.

Forward-looking statements are based on current expectations and assumptions which are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. The following important factors, among others, along with the factors identified under “Risk Factors” and the risk factors incorporated by reference herein, could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:

•	adverse conditions in the U.S. and international economies or disruptions to the credit and financial markets;

•	competition in the wireless services market;

•	the ability to complete and realize expected synergies and other benefits of acquisitions;

•	the inability to implement our business strategies or ability to fund our wireless operations, including payment for additional spectrum, network upgrades, and technological advancements;

•	the ability to renew our spectrum licenses on attractive terms or acquire new spectrum licenses;

•	the ability to manage growth in wireless data services including network quality and acquisition of adequate spectrum licenses at reasonable costs and terms;

•	material changes in available technology;

•	the timing, scope and financial impact of our deployment of 4G Long-Term Evolution (LTE) technology;

•	the impact on our networks and business from major technology equipment failures;

•	breaches of network or information technology security, natural disasters or terrorist attacks or existing or future litigation and any resulting financial impact not covered by insurance;

•	any changes in the regulatory environments in which we operate, including any increase in restrictions on the ability to operate our networks;

•	any disruption of our key suppliers’ provisioning of products or services;

•	material adverse changes in labor matters, including labor negotiations or additional organizing activity, and any resulting financial and/or operational impact;

•	changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; and

•	changes in tax laws, regulations and existing standards and the resolution of disputes with any taxing jurisdictions.

Additional information concerning these and other risk factors is contained in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 and in the other documents incorporated herein by reference.

Forward-looking statements in this prospectus or the documents incorporated by reference speak only as of the date of this prospectus or the applicable document referred to or incorporated by reference (or such earlier date as may be specified in the applicable document), as applicable, are based on assumptions and expectations as of such dates, and involve risks, uncertainties and assumptions, many of which are beyond our ability to control or predict, including the factors above. You should not place undue reliance on these forward-looking statements. We do not intend to, and do not undertake an obligation to, update these forward-looking statements in the future to reflect future events or circumstances, except as required by applicable securities laws and regulations. For more information, see the section entitled “Where You Can Find More Information.” The results presented for any period may not be reflective of results for any subsequent period.

You should carefully read and consider the cautionary statements contained or referred to in this section in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf, and all future written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statements.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we expect to use the net proceeds from the sale of the securities by us described in this prospectus for general corporate purposes, which could include working capital, capital expenditures, the repayment or refinancing, in whole or in part, of debt, acquisition of additional spectrum, asset or business acquisitions, repurchase, redemption or retirement of securities, corporate development opportunities and future technology initiatives. Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds from the sale of securities by any selling securityholders.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth consolidated ratio of earnings to fixed charges for each of the last five years and for the nine months ended September 30, 2013. For periods prior to the Business Combination Transaction, the ratio represents only T-Mobile USA as the accounting acquirer in the business combination.

	Year Ended December 31,							Nine Months Ended September 30, 2013
	2008	2009	2010	2011		2012
Ratio of earnings to fixed charges (1)	3.48x	2.47x	2.55x	—	(2)	—	(2)	1.16x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings available for fixed charges consists of (loss) income before income taxes and earnings from unconsolidated affiliates plus fixed charges and amortization of capitalized interest less capitalized interest and earnings from non-controlling interests. Fixed charges include interest expense including capitalized interest and the portion of operating rental expense that management believes is representative of the appropriate interest component of rental expense. The portion of total rental expense that represents the interest factor is estimated to be 33%.
(2)	The ratio coverage for the years ended December 31, 2012 and 2011 was less than 1:1 in each of these periods. T-Mobile USA would have needed to generate additional earnings of $7.0 billion and $4.9 billion in the years ended December 31, 2012 and 2011, respectively, to achieve a coverage ratio of 1:1 in each of these periods.

DESCRIPTION OF DEBT SECURITIES AND GUARANTEES OF DEBT SECURITIES

We may issue debt securities and guarantees of debt securities. We will set forth in the accompanying prospectus supplement a description of the debt securities and guarantees of debt securities that may be offered under this prospectus. The applicable prospectus supplement and other offering material relating to such offering will describe the specific terms relating to the series of debt securities and guarantees being offered, including a description of the material terms of the indenture (and any supplemental indentures) governing such series. These terms may include the following:

•	the title of the series of the offered debt securities;

•	the price or prices at which the offered debt securities will be issued;

•	any limit on the aggregate principal amount of the offered debt securities;

•	the date or dates on which the principal of the offered debt securities will be payable;

•	the rate or rates (which may be fixed or variable) per year at which the offered debt securities will bear interest, if any, or the method of determining the rate or rates and the date or dates from which interest, if any, will accrue;

•	if the amount of principal, premium or interest with respect to the offered debt securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which these amounts will be determined;

•	the date or dates on which interest, if any, on the offered debt securities will be payable and the regular record dates for the payment thereof;

•	the place or places, if any, in addition to or instead of the corporate trust office of the trustee, where the principal, premium and interest with respect to the offered debt securities will be payable;

•	the period or periods, if any, within which, the price or prices of which, and the terms and conditions upon which the offered debt securities may be redeemed, in whole or in part, pursuant to optional redemption provisions;

•	the terms on which we would be required to redeem or purchase the offered debt securities pursuant to any sinking fund or similar provision, and the period or periods within which, the price or prices at which and the terms and conditions on which the offered debt securities will be so redeemed and purchased in whole or in part;

•	the denominations in which the offered debt securities will be issued, if other than denominations of $2,000 and integral multiples of $1,000;

•	the form of the offered debt securities and whether the offered debt securities are to be issued in whole or in part in the form of one or more global securities and, if so, the identity of the depositary for the global security or securities;

•	the portion of the principal amount of the offered debt securities that is payable on the declaration of acceleration of the maturity, if other than their principal amount;

•	if other than U.S. dollars, the currency or currencies in which the offered debt securities will be denominated and payable, and the holders’ rights, if any, to elect payment in a foreign currency or a foreign currency unit other than that in which the offered debt securities are otherwise payable;

•	whether the offered debt securities will be issued with guarantees and, if so, the terms of any guarantee of the payment of principal and interest with respect to the offered debt securities;

•	any addition to, or modification or deletion of, any event of default or any covenant specified in the indenture;

•	whether the offered debt securities will be convertible or exchangeable into other securities, and if so, the terms and conditions upon which the offered debt securities will be convertible or exchangeable;

•	whether the offered debt securities will be senior or subordinated debt securities;

•	any trustees, authenticating or paying agents, transfer agents or registrars or other agents with respect to the offered debt securities; and

•	any other specific terms of the offered debt securities.

DESCRIPTION OF CAPITAL STOCK

The following describes our common stock, preferred stock, certificate of incorporation and bylaws that are presently in effect, the Stockholder’s Agreement, and the Rights Agreement, dated as of March 29, 2007, as amended, that we have entered into with American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Plan”). This description is a summary only. We encourage you to read the complete text of such documents, which are incorporated by reference herein.

The authorized capital stock of T-Mobile US, Inc. consists of 1,000,000,000 shares of common stock, par value $0.00001 per share, and 100,000,000 shares of preferred stock, par value $0.00001 per share.

Common Stock

Holders of our common stock have the right to vote on every matter submitted to a vote of our stockholders other than any matter on which only the holders of preferred stock are entitled to vote separately as a class. There are no cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock will share equally on a per share basis any dividends when, as and if declared by our board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our common stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of preferred stock. Our common stock carries no preemptive or other subscription rights to purchase shares of our common stock and is not convertible, assessable or entitled to the benefits of any sinking fund.

Redemption

Pursuant to our certificate of incorporation, if a holder of our common stock acquires additional shares of our common stock or otherwise is attributed with ownership of such shares that would cause us to violate FCC rules, we may, at the option of the board of directors, redeem from the holder or holders causing the violation of the FCC’s rules shares of our common stock sufficient to eliminate the violation.

The redemption price will be a price mutually determined by us and our stockholders, but if no agreement can be reached, the redemption price will be either:

•	75% of the fair market value of our common stock being redeemed, if the holder caused the FCC violation; or

•	100% of the fair market value of our common stock being redeemed, if the FCC violation was not caused by the holder.

The foregoing redemption rights do not apply to any shares of our common stock or preferred stock beneficially owned by Deutsche Telekom or any of its subsidiaries. If any waivers or approvals are required from the FCC in order for Deutsche Telekom or any of its subsidiaries to acquire or hold any shares of our common stock or preferred stock, Deutsche Telekom and any of its subsidiaries shall cooperate to secure such waivers or approvals and abide by any conditions related to such waivers or approvals.

Preferred Stock

Subject to the provisions of our certificate of incorporation and the limitations prescribed by law, our certificate of incorporation authorizes the board of directors to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series, which may be superior to those of our common stock, without further vote or action by the stockholders. We currently have no shares of preferred stock outstanding.

One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and as a result, protect the continuity of our management. The issuance of shares of preferred stock under the board of directors’ authority described above may adversely affect the rights of the holders of our common stock. For example, preferred stock issued by us may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of our common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

For purposes of the Rights Plan described below, the board of directors has designated 1,000,000 shares of preferred stock to constitute the series A junior participating preferred stock, par value $0.00001 per share, or Series A Preferred Stock. For a summary description of the Rights Plan, please read “—Rights Plan” below.

Rights Plan

We adopted a Rights Plan in March 2007, which we amended in October 2012. Under the Rights Plan, each share of our common stock includes one right to purchase one one-thousandth of a share of Series A Preferred Stock. The rights will separate from our common stock and become exercisable (1) ten calendar days after public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% of our outstanding common stock or (2) ten business days following the start of a tender offer or exchange offer that would result in a person’s acquiring beneficial ownership of 15% of our outstanding common stock. A 15% beneficial owner is referred to as an “acquiring person” under the Rights Plan.

The board of directors can elect to delay the separation of the rights from our common stock beyond the ten-day periods referred to above. The Rights Plan also confers on the board of directors the discretion to increase or decrease the level of ownership that causes a person to become an acquiring person. Until the rights are separately distributed, the rights will not be evidenced by separate certificates and will be transferred with and only with our common stock certificates.

After the rights are separately distributed, each right will entitle the holder to purchase from us one one-thousandth of a share of Series A Preferred Stock for a purchase price of $66.67. The rights will expire at the close of business on March 27, 2017, unless we redeem or exchange them earlier as described below.

If a person becomes an acquiring person, the rights will become rights to purchase shares of our common stock for one-half the current market price, as defined in the rights agreement, of our common stock. This occurrence is referred to as a “flip-in event” under the plan. After any flip-in event, all rights that are beneficially owned by an acquiring person, or by certain related parties, will be null and void. The board of directors will have the power to decide that a particular tender or exchange offer for all outstanding shares of our common stock is fair to and otherwise in the best interests of our stockholders. If the board of directors makes this determination, the purchase of shares under the offer will not be a flip-in event.

If, after there is an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of its assets, earning power or cash flow are sold or transferred, each holder of a right will have the right to purchase shares of the common stock of the acquiring company at a price of one-half the current market price of that stock. This occurrence is referred to as a “flip-over event” under the plan. An acquiring person will not be entitled to exercise its rights, which will have become void.

Until ten days after the announcement that a person has become an acquiring person, the board of directors may decide to redeem the rights at a price of $0.001 per right, payable in cash, shares of our common stock or other consideration. The rights will not be exercisable after a flip-in event until the rights are no longer redeemable.

At any time after a flip-in event and prior to either a person’s becoming the beneficial owner of 50% or more of the shares of our common stock or a flip-over event, the board of directors may decide to exchange the rights for shares of our common stock on a one-for-one basis. Rights owned by an acquiring person that will have become void, will not be exchanged.

Other than provisions relating to the redemption price of the rights, the Rights Plan may be amended by the board of directors at any time that the rights are redeemable. Thereafter, the provisions of the Rights Plan other than the redemption price may be amended by the board of directors to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the Rights Plan. No amendment to lengthen the time period for redemption may be made if the rights are not redeemable at that time.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of the board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if the acquisition may be favorable to the interests of our stockholders. Because the board of directors can redeem the rights or approve a tender or exchange offer, the rights should not interfere with a merger or other business combination approved by the board of directors.

Anti-takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware law

We are a Delaware corporation and are subject to Delaware law, which generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time that the person became an interested stockholder, unless:

•	before such time the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers of the corporation and by certain employee stock plans; or

•	at or after such time the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder.

A “business combination” generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person:

•	who, together with affiliates and associates, owns 15% or more of the corporation’s outstanding voting stock; or

•	who is an affiliate or associate of the corporation and, together with his or her affiliates and associates, has owned 15% or more of the corporation’s outstanding voting stock within three years.

The provisions of Delaware law described above along with our certificate of incorporation would make more difficult or discourage a proxy contest or acquisition of control by a holder of a substantial block of our common stock or the removal of the incumbent board of directors. Such provisions could also have the effect of discouraging an outsider from making a tender offer or otherwise attempting to obtain control of our Company, even though such an attempt might be beneficial to us and our stockholders.

Our Certificate of Incorporation and Bylaws

The following provisions of our certificate of incorporation and bylaws could be deemed to have an anti-takeover effect and could delay, defer or prevent a takeover attempt that a stockholder might consider to be in the stockholders’ best interests.

•	Advance notice of director nominations and matters to be acted upon at meetings. Our bylaws contain advance notice requirements for nominations for directors to our board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

•	Amendment to bylaws. Our certificate of incorporation provides that our bylaws may be amended upon the affirmative vote of the holders of shares having a majority of our voting power. Our certificate of incorporation also provides that our board of directors is authorized to make, alter or repeal our bylaws without further stockholder approval.

•	Special meeting of stockholders. Our certificate of incorporation provides that a special meeting of our stockholders (i) may be called by the chairman of the board or our chief executive officer and (ii) must be called by our secretary at the request of (a) a majority of our board of directors or (b) as long as Deutsche Telekom beneficially owns 25% or more of the outstanding shares of our common stock, the holders of not less than 33- 1⁄3% of the voting power of all of the outstanding voting stock of our Company entitled to vote generally for the election of directors.

•	Board representation. Our certificate of incorporation (as well as the Stockholder’s Agreement described below) provides that Deutsche Telekom generally has the right to designate a number of Deutsche Telekom designees to our board of directors and any committees thereof equal to the percentage of our common stock beneficially owned by Deutsche Telekom multiplied by the number of directors on our board of directors (or the number of members of any committee thereof), in each case, rounded to the nearest whole number. These rights will remain in effect as long as Deutsche Telekom beneficially owns 10% or more of the outstanding shares of our common stock. Our certificate of incorporation provides that all of the directors of our board of directors are of one class and are elected annually.

•	Special approval rights. Our certificate of incorporation provides Deutsche Telekom with the same approval rights as are set forth in the Stockholder’s Agreement with respect to our ability to take certain actions (including, without limitation, changing the size of our board of directors or dispositions in excess of $1,000,000,000, or hiring or terminating without cause our chief executive officer) without Deutsche Telekom’s prior written consent as long as Deutsche Telekom beneficially owns 30% or more of the outstanding shares of our common stock.

•	Authorized but unissued shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, such as for additional public offerings, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our Company by means of a proxy contest, tender offer, merger or otherwise.

•	Cumulative voting. Our certificate of incorporation does not permit cumulative voting in the election of directors. Instead, any election of directors will be decided by a plurality of the votes cast (in person or by proxy) by holders of our common stock.

Stockholder’s Agreement

Pursuant to the Stockholder’s Agreement, Deutsche Telekom has the right to designate a number of individuals to be nominees for election to our board of directors equal to the percentage of our common stock beneficially owned by Deutsche Telekom multiplied by the number of directors on our board rounded to the nearest whole number. In addition, we have agreed to include as members of each committee of our board of directors the number of Deutsche Telekom director designees equal to the percentage of common stock beneficially owned by Deutsche Telekom multiplied by the number of members of such committee, except to the extent that such membership would violate applicable law or stock exchange rules; provided that no committee may consist solely of directors designated by Deutsche Telekom. These rights will remain in effect as long as Deutsche Telekom beneficially owns 10% or more of the outstanding shares of our common stock. We and Deutsche Telekom have also each agreed to use our reasonable best efforts to cause at least three members of the board of directors to be considered “independent” under the rules of the SEC and under applicable listing standards.

In addition, pursuant to the Stockholder’s Agreement, as long as Deutsche Telekom beneficially owns 30% or more of the outstanding shares of our common stock, we will not take certain actions without Deutsche Telekom’s prior written consent, including (a) incurring indebtedness above certain levels based on a specified debt to cash flow ratio, (b) taking any action that would cause a default under any instrument evidencing indebtedness of Deutsche Telekom or its affiliates, (c) acquiring or disposing of assets or entering into mergers or similar acquisitions in excess of $1,000,000,000, (d) changing the size of our board of directors, (e) issuing equity of 10% or more of the then outstanding number of shares of our common stock or to redeem debt held by Deutsche Telekom, (f) except as required by our organizational documents, repurchasing or redeeming equity securities or making any extraordinary or in-kind dividend other than on a pro rata basis or (g) making certain changes involving our chief executive officer. In addition, we have agreed not to amend our certificate of incorporation and bylaws in any manner that could adversely affect Deutsche Telekom’s rights under the Stockholder’s Agreement as long Deutsche Telekom beneficially owns 5% or more of the outstanding shares of our common stock.

During the term of the Stockholder’s Agreement, Deutsche Telekom is not permitted to, and is required to cause the Deutsche Telekom designees then serving as directors on our board not to, support, enter into or vote in favor of any transaction between, or involving both (A) the Company and (B) Deutsche Telekom or an affiliate of Deutsche Telekom, unless such transaction is approved by a majority of the directors on the combined company’s board, which majority includes a majority of the disinterested directors.

Pursuant to the Stockholder’s Agreement, Deutsche Telekom and its affiliates are prohibited from acquiring more than 80.1% of the outstanding shares of our common stock unless it makes an offer to acquire all of the then remaining outstanding shares of common stock at the same price and on the same terms and conditions as the proposed acquisition from all other stockholders of the Company, which is approved or accepted by disinterested directors or stockholders. Deutsche Telekom is also prohibited from publicly transferring any shares of our common stock during the 18-month period after the closing of the transactions contemplated by the Business Combination Agreement, subject to certain exceptions. Deutsche Telekom is also prohibited from transferring any shares of common stock in any other transaction that would result in the transferee owning more than 30% of the outstanding shares of common stock unless such transferee offers to acquire all of the then outstanding shares of common stock at the same price and on the same terms and conditions as the proposed transfer. The Stockholder’s Agreement also restricts Deutsche Telekom’s ability to compete with us in the United States, Puerto Rico and the territories and protectorates of the United States during the period beginning on April 30, 2013 and ending on the date that is two years after the date on which Deutsche Telekom beneficially owns less than 10% of the outstanding shares of our common stock.

Subject to specified limitations, Deutsche Telekom has the right to request that we file, from time to time, a registration statement or prospectus supplement to a registration statement for the resale of shares of our common stock and debt securities beneficially owned by Deutsche Telekom and acquired in connection with the Business

Combination Transaction or in the future after the expiration of the lock-up described. In addition, Deutsche Telekom has piggyback registration rights with respect to any offering initiated by the Company. Any transferee of Deutsche Telekom who acquires at least 5% of either the registrable equity securities or the registrable debt securities pursuant to a transaction that is not registered under the Securities Act will be entitled to enjoy the same registration rights as Deutsche Telekom as long as the registrable securities held by such transferee may not be sold or disposed of pursuant to Rule 144 under the Securities Act without volume limitations.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws:

•	eliminate the personal liability of directors for monetary damages resulting from breaches of fiduciary duty to the extent permitted by Delaware law, except (i) for any breach of a director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the director derived an improper personal benefit; and

•	indemnify directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary.

We believe that these provisions are necessary to attract and retain qualified directors and officers. We have also entered into separate indemnification agreements with each of our directors and officers under which we have agreed to indemnify, and to advance expenses to, each director and officer to the fullest extent permitted by applicable law with respect to liabilities they may incur in their capacities as directors and officers.

Director Removal

Our certificate of incorporation provides that, subject to certain rights of the holders of any preferred stock, any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of all of the outstanding shares of our capital stock entitled to elect such director, voting separately as a class, at a duly organized meeting of stockholders or by written consent. However, no director designated by Deutsche Telekom may be removed without the prior written consent of Deutsche Telekom.

Stockholder Action by Written Consent

Our certificate of incorporation provides that, as long as Deutsche Telekom beneficially owns 25% or more of the outstanding shares of our common stock, any action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Governing Law; Forum for Adjudication of Disputes

Our certificate of incorporation provides that our certificate of incorporation and the internal affairs of our Company shall be governed by and interpreted under the laws of the State of Delaware. In addition, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action brought on behalf of our Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our Company to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), our certificate of incorporation or bylaws, or (iv) any other action asserting a claim arising under, in connection with, and governed by the internal affairs doctrine.

Corporate Opportunities

Our certificate of incorporation provides, as permitted by the DGCL, that our non-employee directors have no obligation to offer us a corporate opportunity to participate in business opportunities presented to them or their respective affiliates even if the opportunity is one that we might reasonably have pursued, unless such corporate opportunity is offered to such director in his or her capacity as a director of our Company. Stockholders will be deemed to have notice of and consented to this provision of our certificate of incorporation.

Listing of Common Stock

Our common stock is listed on the New York Stock Exchange under the symbol “TMUS.”

Transfer Agent and Registrar

Our transfer agent and registrar is American Stock Transfer & Trust Company, LLC.

SELLING SECURITYHOLDERS

Selling securityholders may from time to time offer and sell our securities pursuant to this prospectus and any applicable prospectus supplement. Selling securityholders are persons or entities that, directly or indirectly, have acquired or from time to time acquire, our securities. Such selling securityholders may be parties to registration rights agreements with us, or we otherwise may have agreed or agree to register their securities for resale.

The applicable prospectus supplement will set forth the name of each of the selling securityholders and the number of securities beneficially owned by such selling securityholders that are covered by such prospectus supplement.

PLAN OF DISTRIBUTION

We or selling securityholders may sell the securities being offered hereby:

•	directly to purchasers;

•	through agents;

•	through dealers;

•	through underwriters;

•	through a combination of any of the above methods of sale; or

•	through any other methods described in a prospectus supplement.

We will identify the specific plan of distribution, including any direct purchasers, agents, dealers, underwriters and, if applicable, their compensation, the purchase price, the net proceeds to us, the public offering price, and any discounts or concessions allowed or reallowed or paid to dealers, in a prospectus supplement.

The distribution of securities may be effected, from time to time, in one or more transactions, including block transactions and transactions on the New York Stock Exchange or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or from the purchasers of the securities.

Offers to purchase the securities may be solicited directly by us or any selling securityholder or by agents designated by us or any selling securityholder from time to time. We will, in the prospectus supplement relating to an offering, name any agent that could be viewed as an underwriter under the Securities Act and describe any commissions we or any selling securityholder must pay. Any such agent will be acting on a best efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis.

If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we and any selling securityholder will sell the securities to the dealer, as principal. The dealer, which may be deemed to be an underwriter as that term is defined in the Securities Act, may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. Dealer trading may take place in certain of the securities, including securities not listed on any securities exchange.

If an underwriter or underwriters are utilized in the sale, we and any selling securityholder will execute an underwriting agreement with the underwriters at the time of sale to them and the names of the underwriters will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. The obligations of underwriters to purchase securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the securities of a series if any are purchased.

We or a selling securityholder may directly solicit offers to purchase the securities and we or a selling securityholder may make sales of securities directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that they may be required to make in respect thereof. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

In order to facilitate the offering of the securities, any underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, any underwriters may overallot in connection with the offering, creating a short position for their own accounts. In addition, to cover overallotments or to stabilize the price of the securities or of any such other securities, the underwriters may bid for, and purchase, the securities or any such other securities in the open market. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. Any such underwriters are not required to engage in these activities and may end any of these activities at any time.

LEGAL MATTERS

Unless otherwise specified in connection with the particular offering of any securities, the validity of the securities offered by this prospectus will be passed upon for us by Perkins Coie LLP, Seattle, Washington.

EXPERTS

The audited historical financial statements of T-Mobile USA, Inc. incorporated in this prospectus by reference to Exhibit 99.1 to T-Mobile US, Inc.’s Current Report on Form 8-K dated June 18, 2013, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of MetroPCS Communications, Inc. and subsidiaries incorporated in this prospectus by reference from MetroPCS Communications, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012 and the effectiveness of MetroPCS Communications, Inc.’s and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

66,150,000 Shares

Common Stock

Prospectus

Joint Book-Running Managers

Morgan Stanley

Goldman, Sachs & Co.

J.P. Morgan

Credit Suisse

Deutsche Bank Securities

Co-Manager

Mitsubishi UFJ Securities

                , 2013